Filed Pursuant to Rule 424(b)(3)
Registration No. 333-250905

Prospectus Supplement No. 8
(to Prospectus dated November 27, 2020)

ZoomInfo Technologies Inc.
Class A Common Stock
Issuable Upon Exchange or Settlement of
Outstanding Equity Interests From Time to Time
________________________________________

This Prospectus Supplement No. 8, dated May 3, 2021 (this “Supplement”), is being filed to update, modify, amend and supplement the information previously included in our prospectus, dated November 27, 2020 (the “Prospectus”), with the information contained in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) by ZoomInfo Technologies Inc. (the “Company”) on May 3, 2021 (the “Report”). Any document, exhibit or information contained in the Report that has been deemed furnished and not filed in accordance with SEC rules shall not be included in this Supplement. We have attached the Report to this Supplement. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.
________________________________________

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on 29 of the Prospectus dated November 27, 2020, as well as the section entitled “Risk Factors” included in the Annual Report on Form 10-K attached to the Prospectus Supplement No. 5, dated February 26, 2021.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 3, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2021
or
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to
Commission File Number 001-39310

ZoomInfo Technologies Inc.
(Exact name of registrant as specified in its charter)

Delaware	84-3721253
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

805 Broadway Street, Suite 900
Vancouver, Washington	98660
(Address of principal executive offices)	(Zip Code)
(800) 914-1220
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	ZI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).  Yes ☐   No ☒

As of April 23, 2021, the number of outstanding shares of the registrant's common stock was:
103,199,260 shares of Class A common stock.
205,907,136 shares of Class B common stock.
82,253,336 shares of Class C common stock.

ZoomInfo Technologies Inc.
Quarterly Report on Form 10-Q
For the Quarterly Period Ended March 31, 2021

i

GLOSSARY
As used in this quarterly report on Form 10-Q (this “Form 10-Q”), the terms identified below have the meanings specified below unless otherwise noted or the context indicates otherwise. References in this Form 10-Q to “ZoomInfo Technologies Inc.” refer to ZoomInfo Technologies Inc. and not to any of its subsidiaries unless the context indicates otherwise. References in this Form 10-Q to “ZoomInfo,” the “Company,” “we,” “us,” and “our” refer (1) prior to the consummation of the Reorganization Transactions, to ZoomInfo OpCo and its consolidated subsidiaries, and (2) after the consummation of the Reorganization Transactions, to ZoomInfo Technologies Inc. and its consolidated subsidiaries unless the context indicates otherwise.
•“2020 Form 10-K” refers to the Annual Report on Form 10-K of ZoomInfo Technologies Inc. for the fiscal year ended December 31, 2020 as filed with the SEC on February 26, 2021.
•“ACV” refers to annual contract value, or the total annualized value that a customer has agreed to pay for subscription services at any particular point in time under contract(s) that are or were enforceable at that point in time.
•“Blocker Companies” refers to certain of our Pre-IPO OpCo Unitholders that are taxable as corporations for U.S. federal income tax purposes.
•“Blocker Mergers” refers to the mergers described under “Reorganization Transactions” in Note 1 to our unaudited consolidated financial statements included in Part I, Item 1 of this Form 10-Q.
•“Carlyle” refers to investment funds associated with The Carlyle Group.
•“Class P Units” refers to Class P Units (including, without limitation, any indirectly held Class P Units) of ZoomInfo OpCo.
•“Continuing Class P Unitholders” refers to certain Pre-IPO Owners who continued to hold Class P Units following the consummation of the Reorganization Transactions and the IPO.
•“Continuing members” refers to Pre-IPO Owners who continue to hold HoldCo Units or OpCo Units following the Reorganization Transactions and the IPO.
•“Customers” refers to companies that have contracted with us to use our services and, at the time of measurement, maintain one or more active paid subscriptions to our platform. Paid subscriptions will generally include access for a number of employees or other affiliated persons of the customer.
•“Exchange Tax Receivable Agreement” refers to the tax receivable agreement entered into with certain Pre-IPO OpCo Unitholders.
•“Founders” refers to Henry Schuck, our Chief Executive Officer, and Kirk Brown.
•“HoldCo Units” refers to the class of units of ZoomInfo HoldCo.
•“HSKB” and “HSKB I” refers to HSKB Funds, LLC, a privately held limited liability company formed on February 9, 2016 for the purpose of issuing equity to certain persons who had performed and would continue to perform services for ZoomInfo OpCo.
•“HSKB II” refers to HSKB Funds II, LLC, a privately held limited liability company formed on May 28, 2020 for the purpose of effecting a reorganization of HSKB I at the time of the IPO and to issue equity to certain persons who had performed and would continue to perform services for ZoomInfo OpCo.
•“IPO” refers to the initial public offering of Class A common stock of ZoomInfo Technologies Inc.
•“LTIP Units” refers to a class of partnership units that are intended to qualify as “profit interests” in ZoomInfo OpCo for federal income tax purposes that, subject to certain conditions, including vesting, are convertible by the holder into OpCo Units.
•“OpCo Units” refers to the class of units of ZoomInfo OpCo and does not include Class P Units.
•“Pre-Acquisition ZI” refers to Zoom Information Inc.
•“Pre-IPO Blocker Holders” refers to the Pre-IPO Owners that held their interests in us through the Blocker Companies immediately prior to the IPO.
•“Pre-IPO HoldCo Unitholders” refers to the Pre-IPO Owners that held HoldCo Units immediately prior to the IPO.
•“Pre-IPO OpCo Unitholders” refers to the Pre-IPO Owners that held OpCo Units immediately prior to the IPO.
•“Pre-IPO Owners” refers collectively to the Sponsors, the Founders, and the management and other equity holders who were the owners of ZoomInfo OpCo immediately prior to the Reorganization Transactions.

•“Reorganization Tax Receivable Agreement” refers to the tax receivable agreement entered into with the Pre-IPO Blocker Holders.
•“Reorganization Transactions” refers to the transactions described under “Reorganization Transactions” in Note 1 to our unaudited consolidated financial statements included in Part I, Item 1 of this Form 10-Q.
•“SEC” refers to the Securities and Exchange Commission.
•“Secondary Offerings” refers to (i) the offering by certain selling stockholders, including entities affiliated with the Sponsors, of 17,179,135 shares of Class A common stock of ZoomInfo Technologies Inc. completed on August 24, 2020; and (ii) the offering by certain selling stockholders, including entities affiliated with the Sponsors, of 14,375,000 shares of Class A common stock of ZoomInfo Technologies Inc. completed on December 4, 2020, as applicable.
•“Securities Act” refers to the Securities Act of 1933, as amended.
•“Series A Preferred Units” refers to the Series A preferred units of ZoomInfo OpCo outstanding immediately prior to the IPO.
•“Sponsors” refers collectively to TA Associates, Carlyle, and investment funds associated with 22C Capital LLC and its predecessor.
•“TA Associates” refers to investment funds associated with TA Associates.
•“Tax Receivable Agreements” or “TRA” refers collectively to the Exchange Tax Receivable Agreement and the Reorganization Tax Receivable Agreement.
•“Topic 606” refers to Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers, later codified as Accounting Standards Codification (“ASC”) Topic 606.
•“ZoomInfo HoldCo” refers to ZoomInfo Intermediate Holdings LLC, a Delaware limited liability company, and a direct subsidiary of ZoomInfo Technologies Inc.
•“ZoomInfo OpCo” refers to ZoomInfo Holdings LLC (formerly known as DiscoverOrg Holdings, LLC), a Delaware limited liability company, and a direct subsidiary of ZoomInfo HoldCo and indirect subsidiary of ZoomInfo Technologies Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
From time to time we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “objective,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “trend,” “will,” “would” or the negative version of these words or other comparable words.
We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.
The following are some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements, including forward-looking statements contained in this Quarterly Report on Form 10-Q:
•the COVID-19 pandemic, including the global economic uncertainty and measures taken in response, could materially impact our business and future results of operations;
•larger well-funded companies shifting their existing business models to become more competitive with us;
•our ability to provide or adapt our platform for changes in laws and regulations or public perception, or changes in the enforcement of such laws, relating to data privacy;
•the effects of companies more effectively catering to our customers by offering more tailored products or platforms at lower costs;
•adverse general economic and market conditions reducing spending on sales and marketing;
•the effects of declining demand for sales and marketing subscription platforms;
•our ability to improve our technology and keep up with new processes for data collection, organization, and cleansing;
•our ability to provide a highly accurate, reliable, and comprehensive platform moving forward;
•our reliance on third-party systems that we do not control to integrate with our system and our potential inability to continue to support integration;
•our ability to adequately fund research and development potentially limiting introduction of new features, integrations, and enhancements;
•our ability to attract new customers and expand existing subscriptions;
•a decrease in participation in our contributory network or increased opt-out rates impacting the depth, breadth, and accuracy of our platform;
•our failure to protect and maintain our brand and our ability to attract and retain customers;
•our failure to achieve and maintain effective internal controls over financial reporting;
•our ability to successfully integrate acquired businesses, services, databases and technologies into our operations;
•our substantial indebtedness, which could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, and our ability to meet our obligations under our outstanding indebtedness, and could divert our cash flow from operations for debt payments;
•the parties to our stockholders agreement controlling us and their interests conflicting with ours or our other stockholders in the future;
•our being a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualifying for exemptions from certain corporate governance requirements, as a result of which our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements; and

•other factors described under “Risk Factors” in Part I, Item 1A of our 2020 Form 10-K, and in other reports we file from time to time with the SEC.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Form 10-Q and our other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in our forward-looking statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make.
You should not place undue reliance on our forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future developments or otherwise, except as required by law.
Website Disclosure
The Company intends to use its website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through the Company’s website at https://ir.zoominfo.com. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the “Email Alerts” section of our investor relations page at https://ir.zoominfo.com. The information on our website is not incorporated herein or otherwise a part of this Form 10-Q.
v

PART I - FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS

ZoomInfo Technologies Inc.
Condensed Consolidated Balance Sheets
(in millions, except share data)

	March 31,	December 31,
	2021	2020
	(unaudited)	(*)
Assets
Current assets:
Cash and cash equivalents	$229.1	$269.8
Short-term investments	124.6	30.6
Restricted cash, current	0.1	1.2
Accounts receivable	115.2	121.2
Prepaid expenses and other current assets	15.5	14.3
Income tax receivable	1.0	2.4
Total current assets	485.5	439.5

Property and equipment, net	30.5	31.0
Operating lease right-of-use assets, net	30.6	32.0
Intangible assets, net	354.1	365.7
Goodwill	1,000.1	1,000.1
Deferred tax assets	584.9	415.7
Deferred costs and other assets, net of current portion	59.3	43.4
Restricted cash, non-current	2.0	—
Total assets	$2,547.0	$2,327.4

Liabilities, Temporary, and Permanent Equity (Deficit)
Current liabilities:
Accounts payable	$13.8	$8.6
Accrued expenses and other current liabilities	56.7	81.5
Unearned revenue, current portion	260.6	221.3
Income taxes payable	3.8	3.4
Current portion of tax receivable agreements liability	6.2	—
Current portion of operating lease liabilities	7.1	6.0
Total current liabilities	348.2	320.8

Unearned revenue, net of current portion	1.3	1.4
Tax receivable agreements liability, net of current portion	384.0	271.0
Operating lease liabilities, net of current portion	32.6	33.6
Long-term debt, net of current portion	738.7	744.9
Deferred tax liabilities	89.7	8.3
Other long-term liabilities	5.6	7.8
Total liabilities	1,600.1	1,387.8

Commitments and Contingencies (Note 11)

Permanent Equity (Deficit)
Class A common stock, par value $0.01	1.0	0.9
Class B common stock, par value $0.01	2.1	2.2
Class C common stock, par value $0.01	0.8	0.9
Additional paid-in capital	549.6	505.2
Accumulated other comprehensive income (loss)	1.6	(2.4)
Retained Earnings	(0.8)	(4.0)
Noncontrolling interests	392.6	436.8
Total equity (deficit)	946.9	939.6

Total liabilities, temporary, and permanent equity (deficit)	$2,547.0	$2,327.4
________________
(*) The Condensed Consolidated Balance Sheet as of December 31, 2020 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

ZoomInfo Technologies Inc.
Consolidated Statements of Operations
(in millions, except per share amounts; unaudited)

	Three Months Ended March 31,
	2021	2020

Revenue	$153.3	$102.2
Cost of service:
Cost of service(2)	21.4	14.8
Amortization of acquired technology	6.7	5.6
Gross profit	125.2	81.8
Operating expenses:
Sales and marketing(2)	48.8	34.1
Research and development(2)	20.4	9.9
General and administrative(2)	18.8	10.0
Amortization of other acquired intangibles	4.8	4.6
Restructuring and transaction related expenses	4.4	2.9
Total operating expenses	97.2	61.5
Income (loss) from operations	28.0	20.3
Interest expense, net	6.5	24.5
Loss on debt extinguishment	5.9	2.2
Other (income) expense, net	(0.2)	(0.1)
Income (loss) before income taxes	15.8	(6.3)
Income tax expense (benefit)	49.7	(0.4)
Net income (loss)	(33.9)	(5.9)
Less: Net income (loss) attributable to ZoomInfo OpCo prior to the Reorganization Transactions	—	(5.9)
Less: Net income (loss) attributable to noncontrolling interests	(37.1)	—
Net income (loss) attributable to ZoomInfo Technologies Inc.	$3.2	$—

Net income (loss) per share of Class A and Class C common stock(1):
Basic	$0.02	N/A
Diluted	$0.02	N/A
________________
(1)Basic and diluted net income (loss) per share of Class A and Class C common stock is applicable only for periods after the initial public offering ("IPO") and related Reorganization Transactions (as defined in Note 1 to the Unaudited Consolidated Financial Statements). See Note 13 for the number of shares used in the computation of net income (loss) per share of Class A and Class C common stock and the basis for the computation of net income (loss) per share.
(2)Amounts include equity-based compensation expense, as follows:

	Three Months Ended March 31,
	2021	2020
Cost of service	$3.5	$1.7
Sales and marketing	8.4	6.4
Research and development	2.6	1.6
General and administrative	3.6	1.6
Total equity-based compensation expense	$18.1	$11.3

ZoomInfo Technologies Inc.
Consolidated Statements of Comprehensive Income (Loss)
(in millions; unaudited)

	Three Months Ended March 31,
	2021	2020

Net income (loss)	$(33.9)	$(5.9)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	10.1	(7.4)
Realized loss (gain) on settlement of cash flow hedges	1.5	0.7
Amortization of deferred losses related to the dedesignated Interest Rate Swap	—	—
Other comprehensive income (loss) before tax	11.6	(6.7)
Tax effect	(1.4)	—
Other comprehensive income (loss), net of tax	10.2	(6.7)
Comprehensive income (loss)	(23.7)	(12.6)
Less: Comprehensive income attributable to ZoomInfo OpCo prior to the Reorganization Transactions	—	(12.6)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(30.9)	—
Comprehensive income (loss) attributable to ZoomInfo Technologies Inc.	$7.2	$—

ZoomInfo Technologies Inc. Consolidated Statements of Changes in Equity (Deficit) (in millions, except share data; unaudited)

		ZoomInfo Technologies Inc. Stockholders' Equity
		Class A Shares	Class B Shares	Class C Shares	Class A Amount	Class B Amount	Class C Amount	Additional paid-in capital	Retained Earnings	AOCI	Noncontrolling interests	Total Equity
Balance, December 31, 2020		87,697,381	216,652,704	86,123,230	$0.9	$2.2	$0.9	$505.2	$(4.0)	$(2.4)	$436.8	$939.6
Effect of LLC Unit Exchanges		14,500,582	(9,776,683)	(3,869,894)	0.1	(0.1)	(0.1)	37.2	—	—	(20.1)	17.0
Issuance of Class A common stock upon vesting of RSUs		20,439	—	—	—	—	—	—	—	—	—	—
Shares withheld related to net share settlement and other		(30,936)	—	—	—	—	—	(1.6)	—	—	—	(1.6)
Exercise of stock options		24,758	—	—	—	—	—	0.5	—	—	—	0.5
Forfeitures / cancellations		—	(7,852)	—	—	—	—	—	—	—	—	—
Net income (loss)		—	—	—	—	—	—	—	3.2	—	(37.1)	(33.9)
Other comprehensive income		—	—	—	—	—	—	—	—	4.0	6.2	10.2
Paid and accrued tax distributions		—	—	—	—	—	—	—	—	—	(3.0)	(3.0)
Equity-based compensation		—	—	—	—	—	—	8.3	—	—	9.8	18.1
Balance at March 31, 2021		102,212,224	206,868,169	82,253,336	$1.0	$2.1	$0.8	$549.6	$(0.8)	$1.6	$392.6	$946.9

	ZoomInfo Holdings LLC (Prior to Reorganization Transactions)	ZoomInfo Technologies Inc. Stockholders' Equity
	Members' Deficit	Class A Shares	Class B Shares	Class C Shares	Class A Amount	Class B Amount	Class C Amount	Additional paid-in capital	Retained Earnings	AOCI	Noncontrolling interests	Total Equity
Balance, December 31, 2019	$(207.8)	—	—	—	$—	$—	$—	$—	$—	$(6.0)	$—	$(213.8)
Net income (loss)	(5.9)	—	—	—	—	—	—	—	—	—	—	(5.9)
Member distributions	(5.0)	—	—	—	—	—	—	—	—	—	—	(5.0)
Other comprehensive income	—	—	—	—	—	—	—	—	—	(6.7)	—	(6.7)
Equity-based compensation	11.3	—	—	—	—	—	—	—	—	—	—	11.3
Balance at March 31, 2020	$(207.4)	—	—	—	$—	$—	$—	$—	$—	$(12.7)	$—	$(220.1)

ZoomInfo Technologies Inc.
Consolidated Statements of Cash Flows
(in millions; unaudited)
	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$(33.9)	$(5.9)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15.5	12.2
Amortization of debt discounts and issuance costs	0.5	1.4
Amortization of deferred commissions costs	8.7	5.4
Asset impairments	2.7	—
Loss on early extinguishment of debt	5.9	2.2
Deferred consideration valuation adjustments	0.2	0.9
Equity-based compensation expense	18.1	11.3
Deferred income taxes	47.0	(0.1)
Provision for bad debt expense	0.7	0.6
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	5.1	3.3
Prepaid expenses and other current assets	(0.9)	(5.9)
Deferred costs and other assets, net of current portion	(9.8)	(6.3)
Income tax receivable	1.4	(0.3)
Accounts payable	5.2	5.5
Accrued expenses and other liabilities	(12.6)	(10.0)
Unearned revenue	39.2	14.0
Net cash provided by (used in) operating activities	93.0	28.3

Cash flows from investing activities:
Purchases of short-term investments	(103.6)	—
Maturities of short-term investments	9.5	—
Purchases of property and equipment and other assets	(4.7)	(4.1)
Cash paid for acquisitions, net of cash acquired	(0.2)	—
Net cash provided by (used in) investing activities	(99.0)	(4.1)

Cash flows from financing activities:
Payments of deferred consideration	(9.2)	(24.0)
Proceeds from debt	350.0	35.0
Repayment of debt	(356.4)	(2.2)
Payments of debt issuance and modification costs	(5.7)	(0.9)
Proceeds from exercise of stock options	0.5	—
Taxes paid related to net share settlement of equity awards	(2.2)	—
Repurchase outstanding equity / member units	—	(5.5)
Tax distributions	(10.8)	(5.0)
Net cash provided by (used in) financing activities	(33.8)	(2.6)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(39.8)	21.6
Cash, cash equivalents, and restricted cash at beginning of period	271.0	42.5
Cash, cash equivalents, and restricted cash at end of period	$231.2	$64.1

Cash, cash equivalents, and restricted cash at end of period:
Cash and cash equivalents	229.1	63.0
Restricted cash, current	0.1	1.1
Restricted cash, non-current	2.0	—
Total cash, cash equivalents, and restricted cash	$231.2	$64.1

Supplemental disclosures of cash flow information
Interest paid in cash	$6.8	$23.3
Cash paid for taxes	$—	$—

ZoomInfo Technologies Inc.
Notes to Unaudited Consolidated Financial Statements (Unaudited)
(In millions, except share/unit data and per share/unit amounts, unless otherwise noted)

Note 1 - Organization and Background
Business
ZoomInfo Technologies Inc., through its operating subsidiaries provides a go-to-market intelligence platform for sales and marketing teams. The Company’s cloud-based platform provides accurate and comprehensive information on organizations and professionals to help users identify target customers and decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft messages, engage via automated sales tools, and track progress through the deal cycle. Unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “ZoomInfo,” and the “Company” refer (1) prior to the consummation of the Reorganization Transactions, to ZoomInfo OpCo and its consolidated subsidiaries, and (2) after the consummation of the Reorganization Transactions, to ZoomInfo Technologies Inc. and its consolidated subsidiaries.
Organization
ZoomInfo Technologies Inc. was formed on November 14, 2019 with no operating assets or operations as a Delaware corporation for the purposes of facilitating an initial public offering (“IPO”) and other related transactions in order to carry on the business of ZoomInfo Holdings LLC (“ZoomInfo OpCo”) (formerly known as DiscoverOrg Holdings, LLC), a Delaware limited liability company. Following consummation of the Reorganization Transactions (as described below), ZoomInfo OpCo became a direct subsidiary of ZoomInfo Intermediate Holdings LLC (“ZoomInfo HoldCo”), a Delaware limited liability company and an indirect subsidiary of ZoomInfo Technologies Inc.
The Company headquarters are located in Vancouver, WA, and we operate in eight offices throughout the U.S. and one office in Israel.
Initial Public Offering
On June 8, 2020, ZoomInfo Technologies Inc. completed the IPO, in which it sold 51,175,000 shares of Class A common stock (including shares issued pursuant to the exercise in full of the underwriters’ option to purchase additional shares) at a public offering price of $21.00 per share for net proceeds of $1,019.6 million, after deducting underwriters’ discounts (but excluding other offering expenses and reimbursements). ZoomInfo Technologies Inc. used all of the proceeds from the IPO to (i) purchase 48,528,783 newly issued HoldCo Units from ZoomInfo HoldCo for approximately $966.9 million (which ZoomInfo HoldCo in turn used to purchase the same number of newly issued OpCo Units from ZoomInfo OpCo); (ii) purchase 2,370,948 OpCo Units from certain Pre-IPO OpCo Unitholders for approximately $47.2 million; and (iii) fund $5.5 million of merger consideration payable to certain Pre-IPO Blocker Holders in connection with the Blocker Mergers (as defined below).
Reorganization Transactions
In connection with the IPO, the Company completed the following transactions (“Reorganization Transactions”):
•ZoomInfo OpCo effected a four—for—one reverse unit split;
•ZoomInfo Technologies Inc. formed a new merger subsidiary with respect to each of the Blocker Companies through which certain of our Pre-IPO Blocker Holders held their interests in ZoomInfo OpCo, each merger subsidiary merged with and into the respective Blocker Companies in reverse-subsidiary mergers, and the surviving entities merged with and into ZoomInfo Technologies Inc. (such mergers, the “Blocker Mergers”), which Blocker Mergers resulted in the Pre-IPO Blocker Holders receiving a combination of (i) shares of Class C common stock of ZoomInfo Technologies Inc. and (ii) a cash amount in respect of reductions in such Pre-IPO Blocker Holders’ equity interests, based on the initial offering price of the Class A common stock in the IPO;

Note 1 - Organization and Background (continued)
•certain Pre-IPO Owners acquired interests in ZoomInfo HoldCo as a result of the merger of an entity that held OpCo Units on behalf of such Pre-IPO Owners into ZoomInfo HoldCo (the “ZoomInfo HoldCo Contributions”) and the redemption of some OpCo Units pursuant to which the holders of such OpCo Units received HoldCo Units; and
•the limited liability company agreement of each of ZoomInfo OpCo and ZoomInfo HoldCo was amended and restated to, among other things, modify their capital structure by reclassifying the interests held by the Pre-IPO OpCo Unitholders, the Continuing Class P Unitholders, and the Pre-IPO HoldCo Unitholders, resulting in OpCo Units of ZoomInfo OpCo, Class P Units of ZoomInfo OpCo, and HoldCo Units of ZoomInfo HoldCo, respectively (such reclassification, the “Reclassification”).
We refer to the Reclassification, together with the Blocker Mergers and the ZoomInfo HoldCo Contributions, as the “Reorganization Transactions.” Following the Reorganization Transactions, ZoomInfo Technologies Inc. became a holding company, with its sole material asset being a controlling equity interest in ZoomInfo HoldCo, which became a holding company with its sole material asset being a controlling equity interest in ZoomInfo OpCo. ZoomInfo Technologies Inc. will operate and control all of the business and affairs, and consolidate the financial results, of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conduct our business. Accordingly, ZoomInfo Technologies Inc. consolidates the financial results of ZoomInfo HoldCo, and therefore ZoomInfo OpCo, and reports the non-controlling interests of the Pre-IPO HoldCo Units and Pre-IPO OpCo Units on its consolidated financial statements. As of March 31, 2021, ZoomInfo Technologies Inc. owned 99% of the outstanding HoldCo Units, and ZoomInfo HoldCo owned 48% of the outstanding OpCo Units.
In connection with the Reorganization Transactions and the IPO, ZoomInfo Technologies Inc. entered into two tax receivable agreements. See Note 16.
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) pertaining to interim financial information. Certain information in footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”) has been condensed or omitted pursuant to those rules and regulations. The financial statements included in this report should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2020.
The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the operating results that may be expected for the full fiscal year ending December 31, 2021 or any future period.
The accompanying unaudited consolidated financial statements contain all adjustments necessary for a fair statement of financial position as of March 31, 2021, and results of operations for the three months ended March 31, 2021 and 2020, and cash flows for the three months ended March 31, 2021 and 2020. The Condensed Consolidated Balance Sheet as of December 31, 2020 was derived from the audited consolidated balance sheets of the Company but does not contain all of the footnote disclosures from those annual financial statements. Accordingly, certain footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. These estimates relate to, but are not limited to, revenue recognition, allowance for doubtful accounts, contingencies, valuation and useful lives of long-lived assets, fair value of tangible and intangible assets acquired in business combinations, equity-based compensation, and income taxes, among other things. We base these estimates on historical and anticipated results, trends, and other assumptions with respect to future events that we believe are reasonable and evaluate our estimates on an ongoing basis. Given that estimates and judgments are required, actual results may differ from our estimates and such differences could be material to our consolidated financial position and results of operations.
Principles of Consolidation
The consolidated financial statements include the accounts of ZoomInfo Technologies Inc. and its subsidiaries that it controls due to ownership of a majority voting interest or pursuant to variable interest entity (“VIE”) accounting guidance. All intercompany transactions and balances have been eliminated in consolidation.
ZoomInfo Technologies Inc., through our intermediate holding company ZoomInfo HoldCo, owns a minority economic interest in, but operates and has the power to control all of the businesses and affairs of, ZoomInfo OpCo. ZoomInfo Technologies Inc. has the obligation to absorb losses of, and receive benefits from, ZoomInfo OpCo, that could be significant. We determined that, as a result of the Reorganization Transactions described above, ZoomInfo OpCo is a VIE. Further, ZoomInfo Technologies Inc. has no contractual requirement to provide financial support to ZoomInfo OpCo and, for the three months ended March 31, 2021, ZoomInfo Technologies Inc. did not provide support to ZoomInfo OpCo. Accordingly, ZoomInfo Technologies Inc. is considered the primary beneficiary and consolidates ZoomInfo OpCo in the Company’s consolidated financial statements.
The Reorganization Transactions were accounted for consistent with a combination of entities under common control. As a result, the financial reports filed with the SEC by the Company subsequent to the Reorganization Transactions are prepared “as if” ZoomInfo OpCo is the accounting predecessor of the Company. The historical operations of ZoomInfo OpCo are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of ZoomInfo OpCo prior to the Reorganization Transactions; (ii) the consolidated results of ZoomInfo Technologies Inc. and ZoomInfo OpCo following the Reorganization Transactions; (iii) the assets and liabilities of ZoomInfo OpCo and ZoomInfo Technologies Inc. at their historical cost; and (iv) ZoomInfo Technologies Inc. equity structure for all periods presented. No step-up basis of intangible assets or goodwill was recorded.
ZoomInfo OpCo has been determined to be our predecessor for accounting purposes and, accordingly, the consolidated financial statements for periods prior the Reorganization Transactions have been adjusted to combine the previously separate entities for presentation purposes. The Company’s financial position, performance and cash flows effectively represent those of ZoomInfo OpCo as of and for all periods presented.
Revenue Recognition
The company derives revenue primarily from subscription services. Our subscription services consist of our SaaS applications and related access to our databases. Subscription contracts are generally based on the number of users that access our applications, the level of functionality that they can access, and the amount of data that a customer integrates with their systems. Our subscriptions contracts typically have a term of 1 to 3 years and are non-cancelable. We typically bill for services annually, semi-annually, or quarterly in advance of delivery.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
The Company accounts for revenue contracts with customers through the following steps:
(1)identify the contract with a customer;
(2)identify the performance obligations in the contract;
(3)determine the transaction price;
(4)allocate the transaction price; and
(5)recognize revenue when or as the Company satisfies a performance obligation.
We recognize revenue for subscription contracts on a ratable basis over the contract term based on the number of calendar days in each period, beginning on the date that our service is made available to the customer. Unearned revenue results from revenue amounts billed to customers in advance or cash received from customers in advance of the satisfaction of performance obligations. Determining the transaction price often involves judgments and estimates that can have a significant impact on the timing and amount of revenue reported. At times, the Company may adjust billing under a contract based on the addition of services or other circumstances, which are accounted for as variable consideration. The Company estimates these amounts based on historical experience and reduces revenue recognized.
Cash, Cash Equivalents, and Short-term Investments
Cash equivalents consist of highly liquid marketable debt securities with remaining maturities of three months or less at the date of purchase. We classify our investments in marketable securities as “available-for-sale.” We carry these investments at fair value, based on quoted market prices or other readily available market information. Unrealized gains and losses, net of taxes, are included in accumulated other comprehensive income, which is reflected as a separate component of stockholders’ equity in our Condensed Consolidated Balance Sheets. Gains and losses are determined using the specific identification method and recognized when realized in our Consolidated Statements of Operations. If we were to determine that an other-than-temporary decline in fair value has occurred, the amount of the decline related to a credit loss will be recognized in income.
Fair Value Measurements
The Company measures assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:
Level 1 - Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 - Other inputs that are directly or indirectly observable in the marketplace
Level 3 - Unobservable inputs that are supported by little or no market activity, including the Company’s own assumptions in determining fair value
The inputs or methodology used for valuing financial assets and liabilities are not necessarily an indication of the risk associated with investing in them.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
Concentrations of Credit Risk and Significant Customers
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and accounts receivable. The Company holds cash at major financial institutions that often exceed Federal Deposit Insurance Corporation (“FDIC”) insured limits. The Company manages its credit risk associated with cash concentrations by concentrating its cash deposits in high-quality financial institutions and by periodically evaluating the credit quality of the primary financial institutions holding such deposits. The carrying value of cash approximates fair value. Our investment portfolio is comprised of highly rated securities with a weighted-average maturity of less than 12 months in accordance with our investment policy which seeks to preserve principal and maintain a high degree of liquidity. Historically, the Company has not experienced any losses due to such cash concentrations. The Company does not have any off-balance-sheet credit exposure related to its customers. Concentrations of credit risk with respect to accounts receivable and revenue are limited due to a large, diverse customer base. We do not require collateral from clients. We maintain an allowance for doubtful accounts based upon the expected collectability of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses, which, when realized, have been within the range of management’s expectations. No single customer accounted for 10% or more of our revenue for the three months ended March 31, 2021 and 2020, or accounted for more than 10% of accounts receivable as of March 31, 2021 and December 31, 2020. Net assets located outside of the United States were immaterial as of March 31, 2021 and December 31, 2020.
Accounts Receivable and Contract Assets
Accounts receivable is comprised of invoices of revenue, net of allowance for doubtful accounts and does not bear interest. We consider receivables past due based on the contractual payment terms. Management’s evaluation of the adequacy of the allowance for doubtful accounts considers historical collection experience, changes in customer payment profiles, the aging of receivable balances, as well as current economic conditions, all of which may impact a customer’s ability to pay. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have significant bad debt experience with customers, and therefore, the allowance for doubtful accounts is immaterial as of March 31, 2021 and December 31, 2020.
The assessment of variable consideration to be constrained is based on estimates, and actual consideration may vary from current estimates. As adjustments to these estimates become necessary, they are reported in earnings in the periods in which they become known. Changes in variable consideration are recorded as a component of net revenue.
Contract assets represent a contractual right to consideration in the future. Contract assets are generated when contractual billing schedules differ from revenue recognition timing.
Property and Equipment, Net
Property and equipment is stated at cost, net of accumulated depreciation and amortization. All repairs and maintenance costs are expensed as incurred. Depreciation and amortization costs are expensed on a straight-line basis over the lesser of the estimated useful life of the asset or the remainder of the lease term for leasehold improvements. Qualifying internal use software costs incurred during the application development stage, which consist primarily of internal product development costs, outside services, and purchased software license costs, are capitalized and amortized over the estimated useful life of the asset. Estimated useful lives range from 3 years to 10 years.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
Deferred Commissions
Certain sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These sales commissions for initial contracts are capitalized and included in Deferred costs and other assets, net of current portion in our Condensed Consolidated Balance Sheets. Deferred sales commissions are amortized on a straight-line basis over the estimated period of benefit from the customer relationship which we have determined to be 1 and 3 years for renewals and new clients, respectively. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Amortization expense is included in Sales and marketing expense on the Consolidated Statements of Operations.
Commissions payable at March 31, 2021 were $19.7 million, of which the current portion of $17.4 million was included in Accrued expenses and other current liabilities in our Condensed Consolidated Balance Sheets, and the long-term portion of $2.3 million was included in Other long-term liabilities in our Condensed Consolidated Balance Sheets. Commissions payable at December 31, 2020 were $25.6 million, of which the current portion of $23.3 million was included in Accrued expenses and other current liabilities in our Condensed Consolidated Balance Sheets, and the long-term portion of $2.3 million was included in Other long-term liabilities in our Condensed Consolidated Balance Sheets.
Certain commissions are not capitalized as they do not represent incremental costs of obtaining a contract. Such commissions are expensed as incurred.
Advertising and Promotional Expenses
The Company expenses advertising costs as incurred. Advertising expenses of $3.9 million and $2.9 million were recorded for the three months ended March 31, 2021 and 2020, respectively. Advertising expenses are included in Sales and marketing on the Consolidated Statements of Operations.
Research and Development
Research and development expenses consist primarily of compensation expense for our employees, including employee benefits, certain IT program expenses, facilities and related overhead costs. We continue to focus our research and development efforts on developing new products, adding new features and services, integrating acquired technologies, and increasing functionality. Expenditures for software developed or obtained for internal use are capitalized and amortized over a four-year period on a straight-line basis.
Restructuring and Transaction-Related Expenses
The Company defines restructuring and transaction related expenses as costs directly associated with acquisition or disposal activities. Such costs include employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. In general, the Company records involuntary employee-related exit and disposal costs when there is a substantive plan for employee severance and related costs that are probable and estimable. For one-time termination benefits for key members of management (i.e., no substantive plan), transaction related bonuses and employee retention costs, expense is recorded when the employees are entitled to receive such benefits and the amount can be reasonably estimated. Contract termination fees and penalties and other exit and disposal costs are generally recorded when incurred.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
Business Combinations
We allocate purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The purchase price is determined based on the fair value of the assets transferred, liabilities assumed and equity interests issued, after considering any transactions that are separate from the business combination. The fair value of equity issued as part of a business combination is determined based on grant date stock price of the Company. The excess of fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets and contingent liabilities. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer bases, acquired technology and acquired trade names, useful lives, royalty rates, and discount rates.
The estimates are inherently uncertain and subject to revision as additional information is obtained during the measurement period for an acquisition, which may last up to one year from the acquisition date. During the measurement period, we may record adjustments to the fair value of tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. After the conclusion of the measurement period or the final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to earnings.
In addition, uncertain tax positions and tax-related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items based upon the facts and circumstances that existed as of the acquisition date, with any revisions to our preliminary estimates being recorded to goodwill, provided that the timing is within the measurement period. Subsequent to the measurement period, changes to uncertain tax positions and tax-related valuation allowances will be recorded to earnings.
Goodwill and Acquired Intangible Assets
Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized and is tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below its carrying value. The company has one reporting unit.
We first assess qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount or elect to bypass such assessment. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or we elect to bypass the qualitative assessment, we perform a quantitative test by determining the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.
Acquired technology, customer lists, trade names or brand portfolios, and other intangible assets are related to previous acquisitions (see Note 7). Acquired intangible assets are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. The amortization periods range from 2 years to 15 years. Any costs incurred to renew or extend the life of an intangible or long-lived asset are reviewed for capitalization.
Indefinite-lived intangible assets consist primarily of brand portfolios acquired from Pre-Acquisition ZI and represent costs paid to legally register phrases and graphic designs that identify and distinguish products sold by the Company. Brand portfolios are not amortized, rather potential impairment is considered on an annual basis in the fourth quarter, or more frequently upon the occurrence of a triggering event, when circumstances indicate that the book value of trademarks are greater than their fair value. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value as a basis to determine whether further impairment testing is necessary. No impairment charges relating to acquired goodwill or indefinite lived intangible assets were recorded for the three month periods ended March 31, 2021 and 2020.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
Impairment of Long-lived Assets
Long-lived assets, such as property and equipment and acquired intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of the asset exceeds the estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the estimated future cash flows of the asset.
Leases
We determine if an arrangement is or contains a lease at contract inception. Determining if a contract contains a lease requires judgement. In certain of our lease arrangements, primarily those related to our data center arrangements, judgment is required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement involves an identified asset that is physically distinct or whether we have the right to substantially all of the capacity of an identified asset that is not physically distinct. In arrangements that involve an identified asset, there is also judgment in evaluating if we have the right to direct the use of that asset.
We do not have any finance leases. Operating leases are recorded in our Condensed Consolidated Balance Sheets. Right-of-use assets and lease liabilities are measured at the lease commencement date based on the present value of the fixed minimum remaining lease payments over the lease term, determined using the discount rate for the lease at the commencement date. Because the rate implicit in our leases is not readily determinable, we use our incremental borrowing rate as the discount rate, which approximates the interest rate at which we could borrow on a collateralized basis with similar terms and payments and in similar economic environments. Some leases include options to extend or options to terminate the lease prior to the stated lease expiration. Optional periods to extend a lease, including by not exercising a termination option, are included in the lease term when it is reasonably certain that the option will be exercised (or not exercised in the case of termination options). Operating lease expense is recognized on a straight-line basis over the lease term. We account for lease and non-lease components, principally common area maintenance for our facilities leases, as a single lease component. Short term leases, defined as leases having an original lease term less than or equal to one year, are excluded from our right-of-use assets and liabilities.
Unearned Revenue
Unearned revenue consists of customer payments and billings in advance of revenue being recognized from our subscription services. Unearned revenue that is anticipated to be recognized within the next 12 months is recorded as Unearned revenue, current portion and the remaining portion is included in Unearned revenue, net of current portion in our Condensed Consolidated Balance Sheets.
Debt Issuance Costs
Costs incurred in connection with the issuance of long-term debt are deferred and amortized as interest expense over the terms of the related debt using the effective interest method for term debt and on a straight-line basis for revolving debt. To the extent that the debt is outstanding, these amounts are reflected in the consolidated balance sheets as direct deductions from a combination of current and long-term portions of debt. Upon a refinancing or amendment, previously-capitalized debt issuance costs are expensed and included in loss on extinguishment of debt, if the Company determines that there has been a substantial modification of the related debt. If the Company determines that there has not been a substantial modification of the related debt, any previously-capitalized debt issuance costs are amortized as interest expense over the term of the new debt instrument. The company performs assessments of debt modifications at a lender-specific level for all syndicated financing arrangements.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
Tax Receivable Agreements
In connection with our IPO, we entered into two Tax Receivable Agreements ("TRAs") with certain non-controlling interest owners (the “TRA Holders”). The TRAs generally provide for payment by the Company to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Company actually realizes or is deemed to realize in certain circumstances. The Company will retain the benefit of the remaining 15% of these net cash savings.
Amounts payable under the TRA are accrued by a charge to income when it is probable that a liability has been incurred and the amount is estimable. TRA related liabilities are classified as current or noncurrent based on the expected date of payment and are included in the Company’s Condensed Consolidated Balance Sheets under the captions Current portion of tax receivable agreements liability and Tax receivable agreements liability, net of current portion, respectively. Subsequent changes to the measurement of the TRA liability are recognized in the statements of income as a component of other income (expense), net. See Note 16 for further details on the TRA liability.
Income Taxes
ZoomInfo Technologies Inc. is a corporation and is subject to U.S. federal as well as state income tax related to its ownership percentage in ZoomInfo Holdings LLC. ZoomInfo Holdings LLC is a limited liability company treated as a partnership for U.S. federal income tax purposes and files a U.S. Return of Partnership Income. Consequently, the members of ZoomInfo Holdings are taxed individually on their share of earnings for U.S. federal and state income tax purposes. However, ZoomInfo Holdings is subject to the Texas Margins Tax. Additionally, our operations in Israel are subject to local country income taxes. See Note 17 for additional information regarding income taxes.
Deferred taxes are recorded using the asset and liability method, whereby tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We regularly evaluate the valuation allowances established for deferred tax assets for which future realization is uncertain. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence, including scheduled reversals of deferred tax assets and liabilities, projected future taxable income, tax planning strategies and results of recent operations. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded.
Equity-Based Compensation Expense
The Company periodically grants incentive units to employees and non-employees, which generally vest over a four-year period. Incentive units may be in the form of various equity-based awards such as restricted stock and restricted stock units, Class A stock options, and awards in one of the Company’s subsidiary partnerships which are typically in the form of profits interests. Profits interests are an interest in the increase in the value of the entity over a participation threshold. Prior to the IPO, the participation threshold was based on the valuation determined by the Board of Managers of OpCo Units on or around the grant date. Subsequent to the IPO, the participation threshold is determined by reference to the closing price of our Class A Common Stock from the preceding trading day. The holders of profits interests have the right to participate in distributions of profits only in excess of the participation threshold.
Compensation expense for incentive units is measured at the estimated fair value of the incentive units and is included as compensation expense over the vesting period during which an employee provides service in exchange for the award.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
The Company uses a Black-Scholes option pricing model to determine the fair value of stock options and profits interests, as profits interests have certain economic similarities to options. The Black-Scholes option pricing model includes various assumptions, including the expected life of incentive units, the expected volatility and the expected risk-free interest rate. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company. As a result, if other assumptions are used, compensation cost could be materially impacted.
The Company measures employee, non-employee, and board of director equity-based compensation on the grant date fair value basis. Equity-based compensation expense is recognized over the requisite service period of the awards. For equity awards that have a performance condition, the Company recognizes compensation expense based on its assessment of the probability that the performance condition will be achieved.
The Company classifies equity-based compensation expense in its Consolidated Statements of Operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified.
Recent Accounting Pronouncements
Recent Accounting Pronouncements Not Yet Adopted
In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. The standard applies to contract modifications that replace a reference rate affected by reference rate reform and contemporaneous modifications of other contract terms related to the replacement of the reference rate. Further, the standard provides exceptions to certain guidance in ASC 815, Derivatives and Hedging, related to changes to the critical terms of a hedging relationship due to reference rate reform and provides optional expedients for fair value, cash flow, and net investment hedging relationships for which the component excluded from the assessment of hedge effectiveness is affected by reference rate reform. The standard is effective for us as of March 12, 2020 through December 31, 2022, and we may elect to apply the provisions of the standard as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 up to the date that the financial statements are available to be issued. Once elected, the provisions of the standard must be applied prospectively for all similar eligible contract modifications other than derivatives, which may be applied at a hedging relationship level. The standard would apply to our existing variable rate financing and derivatives designated as hedges if elected in the future. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.
Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company adopted ASU 2016-13 and ASU 2019-05 effective January 1, 2020. The adoption of this guidance was on a modified retrospective basis and did not have a material impact on the Company's consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which amends disclosure requirements for fair value measurements by requiring new disclosures, modifying existing requirements, and eliminating others. The amendments are the result of a broader disclosure project, which aims to improve the effectiveness of disclosures. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company adopted ASU 2018-13 on January 1, 2020, and the adoption did not have a material effect on the Company’s financial statements or disclosures.

Note 3 - Revenue from Contracts with Customers
Revenue comprised the following service offerings:

	Three Months Ended March 31,
(in millions)	2021	2020
Subscription	$151.4	$101.2
Usage-based	1.9	1.0
Total revenue	$153.3	$102.2
Go-To-Market business intelligence tools are subscription services that allow customers access to our SaaS tools to support sales and marketing processes, which include data, analytics, and insights to provide accurate and comprehensive intelligence on organizations and professionals. Our customers use our platform to identify target customers and decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft messages, engage via automated sales tools, and track progress through the deal cycle.
Usage-based revenue is comprised largely of email verification and intent-driven audience and targeting services, which are charged to our customers on a per unit basis based on their usage. We regularly observe that customers integrate our usage-based services into their internal workflows and use our services on an ongoing basis. We recognize usage-based revenue at the point in time the services are consumed by the customer, thereby satisfying our performance obligation.
Of the total revenue recognized in the three months ended March 31, 2021 and 2020, $108.3 million and $79.9 million were included in the unearned revenue balance as of December 31, 2020 and 2019, respectively. Revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods was not material.
Revenues derived from customers and partners located outside the United States, as determined based on the address provided by our customers and partners, accounted for approximately 10% and 9% of our total revenues for the three months ended March 31, 2021 and 2020, respectively. We have no Company sales offices located in a foreign country as of March 31, 2021, and contracts denominated in currencies other than U.S. Dollar were not material for the three months ended March 31, 2021 and 2020.
Contract Assets and Unearned Revenue
The Company’s standard billing terms typically require payment at the beginning of each annual, semi-annual or quarterly period. Subscription revenue is generally recognized ratably over the contract term starting with when our service is made available to the customer. Usage-based revenue is recognized in the period services are utilized by our customers. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services.
The Company records a contract asset when revenue recognized on a contract exceeds the billings to date for that contract. Unearned revenue results from cash received or amounts billed to customers in advance of revenue recognized upon the satisfaction of performance obligations. The unearned revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing, dollar size, and new business timing within the quarter. The unearned revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements.
As of March 31, 2021 and December 31, 2020, the Company had contract assets of $2.2 million and $2.4 million, respectively, which are recorded as current assets within Prepaid expenses and other current assets in the Company’s Condensed Consolidated Balance Sheets. As of March 31, 2021 and December 31, 2020, the Company had unearned revenue of $261.9 million and $222.7 million, respectively.

Note 3 - Revenue from Contracts with Customers (continued)
ASC 606 requires the allocation of the transaction price to the remaining performance obligations of a contract. Transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including seasonality, the timing of renewals, and disparate contract terms. Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and backlog. The Company's backlog represents installment billings for periods beyond the current billing cycle. The majority of the Company’s noncurrent remaining performance obligations will be recognized in the next 13 to 36 months.
The remaining performance obligations consisted of the following:

(in millions)	Recognized within one year	Noncurrent	Total
As of March 31, 2021	$461.3	$130.3	$591.6
Note 4 - Business Combinations
2020 Acquisitions
The Company acquired all of the assets of Clickagy, LLC in October 2020 and all of the membership interests in EverString Technology, LLC in November 2020 for a total purchase consideration of $71.9 million. During the first quarter of fiscal year 2021, the Company recorded immaterial post-close net working capital adjustments. The preliminary purchase price allocation was updated to reflect the $0.2 million increase in consideration paid as well as to reflect the $0.2 million measurement period adjustment to unearned revenue. The Company included the financial results of these businesses in the consolidated financial statements from each date of acquisition. Transaction costs associated with each acquisition were not material. As part of the acquisitions, the Company agreed to issue $2.1 million of RSUs and agreed to pay $4.8 million of incentive compensation to acquired employees, subject to continued employment, to be recognized in the post-combination periods. The Company classifies compensation expense in its Consolidated Statements of Operations in the same manner in which the award recipient’s salary is classified.
The acquisition date fair value of the total consideration transferred was comprised of the following (in millions):

Cash	$61.8
Purchase consideration liabilities	7.2
Issuance of 67,075 Class A shares	2.9
Total Purchase Consideration	$71.9

Note 4 - Business Combinations (continued)
The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed, as of the date of the acquisitions (in millions):

Cash and cash equivalents	$2.9
Accounts receivable	3.0
Prepaid expenses and other assets	1.1
Intangible assets	37.0
Accounts payable and other	(2.2)
Unearned revenue	(3.2)
Total identifiable net assets acquired	38.6
Goodwill	33.3
Total consideration	71.9
Issuance of 67,075 Class A shares	(2.9)
Cash acquired	(2.9)
Cash paid for acquisitions	$66.1
The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. The fair values of assets acquired and liabilities assumed may be subject to change as additional information is received, including the finalization of tax assets and liabilities.
The following table sets forth the components of identifiable intangible assets acquired and the estimated useful lives as of the dates of acquisition (in millions):

	Fair Value	Weighted Average Useful Life
Brand portfolio	$2.0	6.5 years
Developed technology	29.6	7.0 years
Database	2.0	4.0 years
Customer relationships	3.4	9.3 years
Total intangible assets	$37.0
Developed technology represents the fair value of the technology portfolios acquired. The goodwill is primarily attributed to the expanded market opportunities when integrating technology with the Company’s technology and the assembled workforce. The goodwill balance from both acquisitions is expected to be deductible for U.S. income tax purposes.
Pro forma information related to the acquisitions has not been presented as the impact was not material to the Company’s financial results.

Note 5 - Cash, Cash Equivalents, and Short-term Investments
Cash, cash equivalents, and short-term investments consisted of the following as of March 31, 2021:

(in millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Current Assets:
Cash	$153.6	$—	$—	$153.6
Cash equivalents
Corporate debt securities	35.8	—	—	35.8
Money market mutual funds	39.7	—	—	39.7
Total cash equivalents	75.5	—	—	75.5
Total cash and cash equivalents	229.1	—	—	229.1
Short-term investments:
Corporate debt securities	108.9	—	—	108.9
Securities guaranteed by U.S. government	6.6	—	—	6.6
Other governmental securities	9.1	—	—	9.1
Total short-term investments	124.6	—	—	124.6
Total cash, cash equivalents, and short-term investments	$353.7	$—	$—	$353.7

Cash, cash equivalents, and short-term investments consisted of the following as of December 31, 2020:

(in millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Current Assets:
Cash	$100.4	$—	$—	$100.4
Cash equivalents
Corporate debt securities	72.0	—	—	72.0
Money market mutual funds	91.0	—	—	91.0
Securities guaranteed by U.S. government	6.4	—	—	6.4
Total cash equivalents	169.4	—	—	169.4
Total cash and cash equivalents	269.8	—	—	269.8
Short-term investments:
Corporate debt securities	24.0	—	—	24.0
Securities guaranteed by U.S. government	6.6	—	—	6.6
Total short-term investments	30.6	—	—	30.6
Total cash, cash equivalents, and short-term investments	$300.4	$—	$—	$300.4
See Note 10 for further information regarding the fair value of our financial instruments.
Gross unrealized losses on our available-for sale securities were immaterial at March 31, 2021 and December 31, 2020.

Note 5 - Cash, Cash Equivalents, and Short-term Investments (continued)
The following table summarizes the cost and estimated fair value of the securities classified as short-term investments based on stated effective maturities as of March 31, 2021 and December 31, 2020:

	March 31, 2021		December 31, 2020
(in millions)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$124.6	$124.6	$30.6	$30.6
Total	$124.6	$124.6	$30.6	$30.6
Note 6 - Property and Equipment
The Company’s fixed assets consist of the following:

	March 31,	December 31,
	2021	2020
(in millions)
Computer equipment	$8.2	$7.4
Furniture and fixtures	5.4	5.4
Leasehold improvements	5.9	7.0
Internal use developed software	31.2	28.0
Construction in progress	3.8	2.9
	54.5	50.7
Less: accumulated depreciation	(24.0)	(19.7)
Property and equipment, net	$30.5	$31.0
In relation to our Waltham office relocation, we recorded an impairment charge of $2.7 million, comprised of $1.5 million relating to the operating lease right-of-use asset, and $1.2 million relating to the leasehold improvements. We also recorded accelerated depreciation of furniture and fixtures of $1.3 million. These charges were recognized within Restructuring and transaction related expenses in our Consolidated Statements of Operations.
Depreciation expense was $3.9 million and $1.9 million for the three months ended March 31, 2021 and 2020, respectively.

Note 7 - Goodwill and Acquired Intangible Assets
Intangible assets consisted of the following as of March 31, 2021:

(in millions)	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period in Years
Intangible assets subject to amortization:
Customer relationships	$272.0	$(57.2)	$214.8	14.9
Acquired technology	195.5	(92.5)	103.0	6.3
Brand portfolio	6.6	(3.3)	3.3	8.0
Net intangible assets subject to amortization	$474.1	$(153.0)	$321.1

Intangible assets not subject to amortization
Pre-Acquisition ZI brand portfolio	$33.0	$—	$33.0
Goodwill	$1,000.1	$—	$1,000.1
Amortization expense was $11.6 million and $10.3 million for the three months ended March 31, 2021 and 2020, respectively.
Goodwill, as of March 31, 2021, was $1,000.1 million, and there have been no changes since December 31, 2020.
Based on the results of the Company’s impairment assessment, the Company did not recognize any impairment of goodwill during the three months ended March 31, 2021 or March 31, 2020.
Note 8 - Financing Arrangements
As of March 31, 2021 and December 31, 2020, the carrying values of the Company’s borrowings were as follows (in millions):

				Carrying Value as of
Instrument	Date of Issuance	Maturity Date	Elected Interest Rate	March 31, 2021	December 31, 2020
First Lien Term Loan	February 1, 2019	February 1, 2026	LIBOR + 3.00%	$394.2	$744.9
First Lien Revolver	February 1, 2019	November 2, 2025	LIBOR + 2.00%	—	—
Senior Notes	February 2, 2021	February 1, 2029	3.875%	344.5	—
Total Carrying Value of Debt				$738.7	$744.9
Less current portion				—	—
Total Long Term Debt				$738.7	$744.9
Senior Notes
In February 2021, ZoomInfo Technologies LLC and ZoomInfo Finance Corp., indirect subsidiaries of ZoomInfo Technologies Inc., issued $350.0 million in aggregate principal amount of 3.875% Senior Notes due February 2029 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Interest on the Senior Notes is payable semi-annually in arrears beginning on August 1, 2021. The Issuers may

Note 8 - Financing Arrangements (continued)
redeem all or a part of the Notes at any time prior to February 1, 2024 at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus a make-whole premium and accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, beginning on February 1, 2024, the Issuers may redeem all or a part of the Notes at a redemption price equal to 101.938% of the principal amount redeemed. The redemption price decreases to 100.969% and 100.000% of the principal amount redeemed on February 1, 2025 and February 1, 2026, respectively. In addition, at any time prior to February 1, 2024, the Issuers may redeem up to 40% of the Notes from the proceeds of certain equity offerings at a redemption price equal to 103.875% of the principal amount of the Senior Notes, plus accrued and unpaid interest.
First Lien Term Loan
In February 2021, we used all of the net proceeds from issuance of the Senior Notes, along with cash on hand, to prepay $356.4 million aggregate principal amount of our first lien term loans outstanding under the first lien credit agreement (the “Debt Prepayment”). Following the Debt Prepayment, $400.0 million aggregate principal amount of first lien term loans were outstanding under our First Lien Credit Agreement. In February 2021, we entered into an amendment to our first lien credit agreement (the “Second Amendment”), pursuant to which the Company completed a repricing of its First Lien Term Loan Facility, which decreased the interest rate by 75 basis points to LIBOR plus 3.00% per annum. The Company recognized $5.9 million in the three months ended March 31, 2021 within Loss on debt extinguishment on the Consolidated Statements of Operations, primarily comprised of the write-off of unamortized issuance costs associated with the Debt Prepayment.
The first lien term debt has a variable interest rate whereby the Company can elect to use a Base Rate or the London Interbank Offer Rate (“LIBOR”) plus an applicable rate. The applicable rate is 2.00% for Base Rate loans or 3.00% for LIBOR Based Loans. The effective interest rate on the first lien debt was 3.5% and 4.3% as of March 31, 2021 and December 31, 2020, respectively.
First Lien Revolving Credit Facility
Pursuant to the Second Amendment to the First Lien Credit Agreement entered into in February 2021, the Company increased the aggregate commitments to $250.0 million under our first lien revolving credit facility. The Second Amendment also provided an extension of the maturity date of our first lien revolving credit facility to November 2025. The first lien revolving debt has a variable interest rate whereby the Company can elect to use a Base Rate or the London Interbank Offer Rate (“LIBOR”) plus an applicable rate. The applicable margin is 1.00% to 1.25% for Base Rate loans or 2.00% to 2.25% for LIBOR Based Loans, depending on the Company’s leverage.
On March 25th, 2020, the Company drew down $35.0 million under the revolving credit facility. On June 8, 2020, the Company paid off the outstanding $35.0 million balance of the revolving credit facility with proceeds from the IPO. The effective interest rate was 3.7% as of the repayment date. Immaterial debt issuance costs were incurred in connection with the entry into the revolving credit facility. These debt issuance costs are amortized into interest expense over the expected life of the arrangement. Unamortized debt issuance costs included in Deferred costs, net of current portion on the accompanying Condensed Consolidated Balance Sheets were immaterial as of March 31, 2021 and December 31, 2020.
First Lien Credit Agreement
The First Lien Credit Agreement is secured by substantially all the productive assets of the Company. The First Lien Credit Agreement contains a number of covenants that restrict, subject to certain exceptions, the Company’s ability to, among other things:
•incur additional indebtedness;
•create or incur liens;
•engage in certain fundamental changes, including mergers or consolidations;
•sell or transfer assets;

Note 8 - Financing Arrangements (continued)
•pay dividends and distributions on our subsidiaries’ capital stock;
•make acquisitions, investments, loans or advances;
•engage in certain transactions with affiliates; and
•enter into negative pledge clauses and clauses restricting subsidiary distributions.
If the Company draws more than $87.5 million of the revolving credit loan, the revolving credit loan is subject to a springing financial covenant pursuant to which the consolidated first lien net leverage ratio must not exceed 5.00 to 1.00. The credit agreements also contain certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the credit agreements will be entitled to take various actions, including the acceleration of amounts due under the credit agreements and all actions permitted to be taken by a secured creditor.

Note 9 - Derivatives and Hedging Activities
We are exposed to changes in interest rates, primarily relating to changes in interest rates on our first lien term loan. Consequently, from time to time, we may use interest rate swaps or other financial instruments to manage our exposure to interest rate movements. Our primary objective in holding derivatives is to reduce the volatility of cash flows associated with changes in interest rates. We do not enter into derivative transactions for speculative or trading purposes.
We recognize derivative instruments and hedging activities on a gross basis as either assets or liabilities on the Company’s Condensed Consolidated Balance Sheets and measure them at fair value. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the earnings effect of the hedged forecasted transactions in a cash flow hedge. For derivatives designated as cash flow hedges, the change in the estimated fair value of the effective portion of the derivative is recognized in Accumulated other comprehensive income (loss) on our Condensed Consolidated Balance Sheets. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions.
In February 2021, concurrent with the prepayment of $356.4 million aggregate principal amount of the first lien term loans outstanding under the First Lien Credit Agreement, we fully dedesignated the interest rate cap contract and partially dedesignated $100.0 million of the notional amount of one of the forward-starting interest rate swap contracts. As of March 31, 2021, $500.0 million of the notional amount of the interest rate cap contract and $100.0 million of the notional amount of one of the forward-starting interest rate swap contracts are not designated as accounting hedges. Gains and losses resulting from valuation adjustments on dedesignated portions of our derivative contracts subsequent to dedesignation of hedge accounting are recorded within Interest expense, net in our Consolidated Statements of Operations. As it is not probable the forecasted transaction will not occur, the amounts in Accumulated other comprehensive income (loss) as of the date of dedesignation will be released based on our original forecast.
As of March 31, 2021, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk ($ in millions):

Interest Rate Derivatives (Level 2)	Number of Instruments	Notional Aggregate Principal Amount	Interest Cap / Swap Rate	Maturity Date
Interest rate cap contract	One	$—	3.500%	April 30, 2024
Interest rate swap contracts	Two	$350.0	2.301%	April 29, 2022
Forward-starting interest rate swap contracts - April 2022	Two	$400.0	0.370%	January 30, 2026

Note 9 - Derivatives and Hedging Activities (continued)

The following table summarizes the fair value and presentation in the Company’s Condensed Consolidated Balance Sheets for derivatives as of March 31, 2021 and December 31, 2020 (in millions):

	Fair Value of Derivative Liabilities
Instrument	March 31, 2021		December 31, 2020
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments
Interest rate cap contract(1)	$—	$—	$—	$0.2
Interest rate cap contract(2)	—	—	—	0.2
Interest rate swap contracts(1)	—	7.4	—	7.3
Interest rate swap contracts(2)	—	0.5	—	2.2
Forward-starting interest rate swap contracts(3)	10.8	—	1.0	—
Total designated derivative fair value	10.8	7.9	1.0	9.9

Derivatives not designated as hedging instruments
Interest rate cap contract(1)	—	0.4	—	0.2
Interest rate cap contract(2)	—	—	—	0.2
Interest rate cap contract(3)	0.2	—	—	—
Forward-starting interest rate swap contract(3)	2.7	—	—	—
Total undesignated derivative fair value	2.9	0.4	—	0.4
Total derivative fair value	$13.7	$8.3	$1.0	$10.3
________________
(1) Included in Accrued expenses and other current liabilities on our Condensed Consolidated Balance Sheets.
(2) Included in Other long-term liabilities on our Condensed Consolidated Balance Sheets.
(3) Included in Deferred costs and other assets, net of current portion on our Condensed Consolidated Balance Sheets.
The change in fair value of any derivative instruments was recorded, net of income tax, in Accumulated other comprehensive income (loss) (“AOCI”) on the Company’s Condensed Consolidated Balance Sheets to the extent the agreements were designated as effective hedges. In the period that the hedged item affects earnings, such as when interest payments are made on the Company’s variable-rate debt, we reclassify the related gain or loss on the interest rate swap cash flow hedges and any receipts on the cap to Interest expense, net and as operating cash flows in our Consolidated Statements of Cash Flows in the period settled in cash. Income tax effects from changes in fair value of derivative instruments are recorded in our Consolidated Statements of Operations when the derivative instruments are settled. Over the next 12 months, we expect to reclassify approximately $5.9 million into interest expense from AOCI.
Refer to the Company’s Consolidated Statements of Comprehensive Income (Loss) for amounts reclassified from AOCI into earnings related to the Company’s Derivative Instruments designated as cash flow hedging instruments for each of the reporting periods.

Note 10 - Fair Value
The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, prepaid expenses and other current assets, accounts receivable, and accounts payable, accrued expenses, and long-term debt. The carrying value of cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, accounts payable, and accrued expenses approximate fair value, primarily due to short maturities. We classify our money market mutual funds as Level 1 of the fair value hierarchy. We classify our corporate debt securities, securities guaranteed by U.S. government, and other governmental securities as Level 2 of the fair value hierarchy. The carrying values of the Company's debt instruments approximate their fair value based on Level 2 inputs since the instruments carry variable interest rates based on LIBOR or other applicable reference rates.
The Company has elected to use the income approach to value the interest rate derivatives using observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount (discounted) reflecting current market expectations about those future amounts. Level 2 inputs for the derivative valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates, implied volatility for options, caps and floors, basis swap adjustments, overnight indexed swap (“OIS”) short term rates and OIS swap rates, when applicable, and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for most fair value measurements. Key inputs, including the cash rates for very short term, futures rates and swap rates beyond the derivative maturity are interpolated to provide spot rates at resets specified by each derivative (reset rates are then further adjusted by the basis swap, if necessary). Derivatives are discounted to present value at the measurement date at LIBOR rates unless they are fully collateralized. Fully collateralized derivatives are discounted to present value at the measurement date at OIS rates (short term OIS rates and long term OIS swap rates).
Inputs are collected from SuperDerivatives, an independent third-party derivative pricing data provider, as of the close on the last day of the period. The valuation of the interest rate swaps also take into consideration estimates of our own, as well as counterparty’s, risk of non-performance under the contract.
We estimate the value of other long-lived assets that are recorded at fair value on a non-recurring basis based on a market valuation approach. We use prices and other relevant information generated primarily by recent market transactions involving similar or comparable assets, as well as our historical experience in divestitures, acquisitions and real estate transactions. Additionally, we may use a cost valuation approach to value long-lived assets when a market valuation approach is unavailable. Under this approach, we determine the cost to replace the service capacity of an asset, adjusted for physical and economic obsolescence. When available, we use valuation inputs from independent valuation experts, such as real estate appraisers and brokers, to corroborate our estimates of fair value. Real estate appraisers’ and brokers’ valuations are typically developed using one or more valuation techniques including market, income and replacement cost approaches. Because these valuations contain unobservable inputs, we classify the measurement of fair value of long-lived assets as Level 3.

Note 10 - Fair Value (continued)
The fair value (in millions) of our financial assets and (liabilities) was determined using the following inputs:

Fair Value at March 31, 2021	Level 1	Level 2	Level 3
Measured on a recurring basis:
Assets:
Cash equivalents:
Corporate debt securities	$—	$35.8	$—
Money market mutual funds	$39.7	$—	$—
Securities guaranteed by U.S. government	$—	$—	$—
Short-term investments:
Corporate debt securities	$—	$108.9	$—
Securities guaranteed by U.S. government	$—	$6.6	$—
Other governmental securities	$—	$9.1	$—
Deferred costs and other assets, net of current portion
Interest rate cap contract	$—	$0.2	$—
Forward-starting interest rate swap contracts	$—	$13.5	$—
Liabilities:
Derivative contracts:
Interest rate cap contract	$—	$(0.4)	$—
Interest rate swap contracts	$—	$(7.9)	$—

Measured on a non-recurring basis:
Assets:
Impaired lease-related assets	$—	$—	$14.2

Fair Value at December 31, 2020	Level 1	Level 2	Level 3
Measured on a recurring basis:
Assets:
Cash equivalents:
Corporate debt securities	$—	$72.0	$—
Money market mutual funds	$91.0	$—	$—
Securities guaranteed by U.S. government	$—	$6.4	$—
Short-term investments:
Corporate debt securities	$—	$24.0	$—
Securities guaranteed by U.S. government	$—	$6.6	$—
Deferred costs and other assets, net of current portion
Forward-starting interest rate swap contracts	$—	$1.0	$—
Liabilities:
Derivative contracts:
Interest rate cap contract	$—	$(0.8)	$—
Interest rate swap contracts	$—	$(9.5)	$—

Measured on a non-recurring basis:
N/A	$—	$—	$—

Note 10 - Fair Value (continued)
There have been no transfers between fair value measurements levels during the three months ended March 31, 2021.
See Note 5 for further information regarding the fair value of our financial instruments.
Note 11 - Commitments and Contingencies
Non-cancelable purchase obligations
As of March 31, 2021, our outstanding non-cancelable purchase obligations with a term of 12 months or longer did not materially change from the amount disclosed in the audited financial statements in our 10-K for the year ended December 31, 2020. For information regarding financing-related obligations, refer to Note 8. For information regarding lease-related obligations, refer to Note 14.
Sales and use tax
The Company has conducted an assessment of sales and use tax exposure in states where the Company has established nexus. Based on this assessment, the Company has recorded a liability for taxes owed and related penalties and interest in the amount of $3.2 million and $3.1 million at March 31, 2021 and December 31, 2020, respectively. This liability is included in Accrued expenses and other current liabilities in the Company’s Condensed Consolidated Balance Sheets.
Contingent earn-out payments
The Company is contingently committed to making an earn-out payment as part of our 2019 acquisition of Komiko. The earn-out payment is based on post-acquisition business performance and in no case shall exceed $4.0 million. Since the acquisition, the Company has recorded incremental expense driven by better performance as compared to initial probability-weighted estimate of future payments resulting in upward deferred consideration valuation adjustments. As of March 31, 2021, the earn-out liability balance is $2.1 million and is expected to paid in the second quarter of 2021. 40% of the total liability is attributable to purchase consideration and the balance is recorded as compensation expense as it is contingent upon continued employment with the Company by Komiko's co-founders.
Legal Matters
We are subject to various legal proceedings, claims, and governmental inspections, audits, or investigations that arise in the ordinary course of our business. There are inherent uncertainties in these matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict. Moreover, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop. In addition, regardless of the outcome, one or more of these matters could have an adverse impact on our financial position, results of operations, or cash flows because of costs incurred to defend against or respond to such matters, diversion of management resources and other factors.
On April 15, 2021, a putative class action lawsuit was filed against ZoomInfo Technologies LLC in the United States District Court for the Northern District of Illinois (Eastern Division) alleging ZoomInfo’s use of Illinois residents’ names in public-facing web pages violates the Illinois Right of Publicity Act, and seeking statutory, compensatory and punitive damages, costs, and attorneys’ fees. This litigation is still in its earliest stages. Based on the information known by the Company as of the date of this filing, it is not possible to provide an estimated amount of any such loss or range of loss that may occur. The Company intends to vigorously defend against this lawsuit.

Note 12 - Noncontrolling Interest
ZoomInfo Technologies Inc. operates and controls all of the business and affairs, and consolidates the financial results, of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conducts our business. Accordingly, ZoomInfo Technologies Inc. consolidates the financial results of ZoomInfo HoldCo, and therefore ZoomInfo OpCo, and reports the noncontrolling interests of its consolidated subsidiaries on its consolidated financial statements based on the HoldCo Units and OpCo Units held by Continuing Members. Changes in ZoomInfo’s ownership interest in its consolidated subsidiaries are accounted for as equity transactions. As such, future redemptions or direct exchanges of HoldCo Units or OpCo Units by Continuing Members will result in a change in ownership and reduce or increase the amount recorded as Noncontrolling interests and increase or decrease Additional paid-in capital in the Company’s Condensed Consolidated Balance Sheets.
As of March 31, 2021, ZoomInfo Technologies Inc. held 184,465,560 HoldCo Units, and ZoomInfo HoldCo held 186,971,100 OpCo Units resulting in an ownership interest of 47% in the consolidated subsidiaries.
Note 13 - Earnings Per Share
Basic earnings per share of Class A and Class C common stock is computed by dividing net income attributable to ZoomInfo Technologies, Inc. by the weighted-average number of shares of Class A and Class C common stock outstanding during the period. Diluted earnings per share of Class A and Class C common stock is computed by dividing net income attributable to ZoomInfo Technologies, Inc., adjusted for the assumed exchange of all potentially dilutive instruments for Class A common stock, by the weighted-average number of shares of Class A and Class C common stock outstanding, adjusted to give effect to potentially dilutive elements.
Prior to the IPO, the ZoomInfo OpCo membership structure included Series A Preferred Units, Preferred units, Common units, and Profits Interests in the form of Class P Units. The Company analyzed the calculation of earnings per unit for periods prior to the IPO and determined that it resulted in values that would not be meaningful to the users of these unaudited consolidated financial statements. Therefore, earnings per share information has not been presented for the three months ended March 31, 2020.
The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings (loss) per share of Class A and Class C common stock for the three months ended March 31, 2021.

(in millions)	Three Months Ended March 31, 2021
Numerator:
Net loss	$(33.9)
Add: Net loss attributable to noncontrolling interests	37.1
Net income (loss) attributable to ZoomInfo Technologies Inc.	$3.2
The following table sets forth the computation of basic and diluted net income per share of Class A and Class C common stock (in millions, except share amounts, and per share amounts):

	Three Months Ended March 31, 2021
	Class A	Class C

Basic net income (loss) per share attributable to common stockholders
Numerator:
Allocation of net income (loss) attributable to ZoomInfo Technologies Inc.	$1.7	$1.5
Denominator:

Note 13 - Earnings Per Share (continued)

	Three Months Ended March 31, 2021
	Class A	Class C

Basic net income (loss) per share attributable to common stockholders
Weighted average number of shares of Class A and Class C common stock outstanding	94,572,525	84,231,282
Basic net income (loss) per share attributable to common stockholders	$0.02	$0.02

Diluted net income (loss) per share attributable to common stockholders
Numerator:
Undistributed earnings for basic computation	$1.7	$1.5
Increase in earnings attributable to common shareholders upon conversion of potentially dilutive instruments	0.1	0.1
Reallocation of earnings as a result of conversion of potentially dilutive instruments	0.1	(0.1)
Reallocation of undistributed earnings as a result of conversion of Class C to Class A shares	1.5	—
Allocation of undistributed earnings	$3.4	$1.5
Denominator:
Number of shares used in basic computation	94,572,525	84,231,282
Add: weighted-average effect of dilutive securities exchangeable for Class A common stock:
OpCo Units	—	—
Class P Units	11,199,562	—
HSKB I Class 1 Units	—	—
HSKB II Class 1 Units	—	—
HSKB II Phantom Units	—	—
HoldCo Units	1,449,077	—
Restricted Stock Units	287,829	—
LTIP Units	—	—
Exercise of Class A Common Stock Options	321,867	—
Conversion of Class C to Class A common shares outstanding	84,231,282	—
Weighted average shares of Class A and Class C common stock outstanding used to calculate diluted net income (loss) per share	192,062,142	84,231,282
Diluted net income (loss) per share attributable to common stockholders	$0.02	$0.02
Shares of the Company’s Class B common stock do not participate in the earnings or losses of ZoomInfo Technologies, Inc. and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented.

Note 13 - Earnings Per Share (continued)
The following weighted-average potentially dilutive securities were evaluated under the treasury stock method for potentially dilutive effects and have been excluded from diluted net loss per share in the periods presented due to their anti-dilutive effect:

Three Months Ended March 31, 2021
OpCo Units	198,968,184
HSKB I Class 1 Units	8,498,402
HSKB II Class 1 Units	449,005
HSKB II Phantom Units	1,357,538
Total anti-dilutive securities	209,273,129
Note 14 - Leases
The Company has operating leases for corporate offices under non-cancelable agreements with various expiration dates. Our leases do not have significant rent escalation, holidays, concessions, material residual value guarantees, material restrictive covenants, or contingent rent provisions. Our leases include both lease (e.g., fixed payments including rent, taxes, and insurance costs) and non-lease components (e.g., common-area or other maintenance costs) which are accounted for as a single lease component. In addition, we have elected the practical expedient to exclude short-term leases, which have an original lease term of less than one year, from our right-of-use assets and lease liabilities as well as the package of practical expedients relating to adoption of Topic 842.
The Company also subleases a former corporate office space. The sublease has a remaining lease term of less than one year. Sublease income, which is recorded as a reduction of rent expense and allocated to the appropriate financial statement line item to arrive at Income from operations in the Consolidated Statements of Operations was immaterial for the three months ended March 31, 2021 and 2020.
During the three months ended March 31, 2021, the Company executed an agreement to sublease our existing Waltham office space for the remainder of our lease term in anticipation of our office relocation which will commence in June 2021. Sublease income will be recorded as a reduction of rent expense and allocated to the appropriate financial statement line item to arrive at Income from operations in the Consolidated Statements of Operations. In connection with these activities, and as referenced in Note 6 - Property and Equipment, we recorded a cumulative impairment charge of $1.5 million to reduce the carrying values of our existing Waltham right-of-use asset and related leasehold improvements to their respective fair values.
The following are additional details related to leases recorded on our balance sheet as of March 31, 2021 and December 31, 2020:

		March 31,	December 31,
		2021	2020
(in millions)
Assets
Operating lease right-of-use assets, net	Operating leases	$30.6	$32.0

Liabilities
Current portion of operating lease liabilities	Operating leases	$7.1	$6.0
Operating lease liabilities, net of current portion	Operating leases	$32.6	$33.6
Rent expense was $2.4 million and $1.7 million for the three months ended March 31, 2021 and 2020, respectively.

Note 14 - Leases (continued)
Other information related to leases was as follows:

(in millions)	Three Months Ended March 31,
Supplemental Cash Flow Information	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$2.2	$1.7

Lease liabilities arising from obtaining right-of-use assets
From acquisitions	$—	$—
From new and existing lease agreements and modifications	$1.8	$0.1

	As of
	March 31, 2021	December 31, 2020
Weighted average remaining lease term (in years)	4.5	5.0
Weighted average discount rate	4.2%	4.2%
The table below reconciles the undiscounted future minimum lease payments under non-cancelable leases to the total lease liabilities recognized on the condensed consolidated balance sheets as of March 31, 2021 (in millions):

Year Ending December 31,	Operating Leases
2021 (excluding three months ended March 31, 2021)	$6.3
2022	9.3
2023	7.9
2024	12.8
2025	6.1
Thereafter	1.4
Total future minimum lease payments	43.8
Less effects of discounting	4.1
Total lease liabilities	$39.7

Reported as of March 31, 2021
Current portion of operating lease liabilities	$7.1
Operating lease liabilities, net of current portion	32.6
Total lease liabilities	$39.7
The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced.
As of March 31, 2021, we had additional operating leases for office space that have not yet commenced with undiscounted future lease payments of $129.2 million. These operating leases will commence in the second quarter of fiscal year 2021. Expense associated with short term leases and variable lease costs were immaterial for the three months ended March 31, 2021. The expense related to short-term leases reasonably reflects our short-term lease commitments.

Note 15 - Equity-based Compensation
2020 Omnibus Incentive Plan - On May 27, 2020, the Board of Directors of the Company (the “Board”) adopted the ZoomInfo Technologies Inc. 2020 Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan provides for potential grants of the following awards with respect to shares of the Company’s Class A common stock and OpCo Units: (i) incentive stock options qualified as such under U.S. federal income tax laws; (ii) non-qualified stock options or any other form of stock options; (iii) stock appreciation rights; (iv) restricted stock; (v) restricted stock units; (vi) OpCo Units, and (vii) other equity-based and cash-based incentive awards as determined by the compensation committee of the Board or any properly delegated subcommittee.
The maximum aggregate number of shares of the Company’s Class A common stock that may be issued pursuant to awards under the Omnibus Plan shall not exceed 18,650,000 shares (including OpCo Units or other securities which have been issued under the plan and can be exchanged or converted into shares of Class A common stock) (the “Plan Share Reserve”). The Omnibus Plan also contains a provision that will add an additional number of shares of Class A common stock to the Plan Share Reserve on the first day of each year starting with January 1, 2021, equal to the lesser of (i) the positive difference between (x) 5% of the outstanding Class A Common Stock on the last day of the immediately preceding year, and (y) the Plan Share Reserve on the last day of the immediately preceding year, and (ii) a lower number of shares of Class A Common Stock as may be determined by the Board.
The Company currently has equity-based compensation awards outstanding as follows: Restricted Stock Units, Class A Common Stock Options, HoldCo Units, OpCo Units, Class P Units, and LTIP units. In addition, the Company recognizes equity-based compensation expense from awards granted to employees by noncontrolling interest holders of HoldCo Units and OpCo Units as further described below under HSKB Incentive Units.
In connection with the Reorganization Transactions and the IPO, 1,950,930 Class P Units held directly by employees of the Company or indirectly through DiscoverOrg Management Holdings, LLC, were converted into 1,325,330 unvested HoldCo Units and 576,708 unvested Options based on their respective participation thresholds and the IPO price of $21.00 per share. In connection with this conversion of Class P Units as part of the Reorganization Transactions, the Company incurred incremental grant date fair value of $4.0 million. The HoldCo Units and Options issued upon the conversion remain subject to the same service vesting requirements of the original Class P Units.
Except where indicated otherwise, the equity-based compensation awards described below are subject to time-based service requirements. For grants issued prior to June 2020, the service vesting condition is generally over four years with 50% vesting on the two year anniversary of the grant date of the award and the remainder vesting monthly thereafter. For awards made after May 2020, the service vesting condition is generally over four years with 25% vesting on the one year anniversary of the grant date of the award and 6.25% vesting quarterly thereafter.
Restricted Stock Units
Restricted Stock Unit (“RSU”) activity was as follows during the periods indicated:

	Three Months Ended March 31, 2021
	Restricted Stock Units	Weighted Average Grant Date Fair Value
Unvested at beginning of period	985,398	$28.84
Granted	365,759	$52.42
Vested	(20,439)	$24.70
Forfeited	(35,050)	$34.24
Unvested at end of period	1,295,668	$35.42

Note 15 - Equity-based Compensation (continued)
Class A Common Stock Options
Outstanding options activity was as follows during the period indicated:

	Three Months Ended March 31, 2021
	Options	Weighted Average Exercise Price
Unvested at beginning of period	552,440	$21.00
Vested	(107,818)	$21.00
Forfeited	(3,561)	$21.00
Unvested at end of period	441,061	$21.00
Options have a maximum contractual term of ten years. The aggregate intrinsic value and weighted average remaining contractual terms of Options outstanding and Options exercisable were as follows as of March 31, 2021.

March 31, 2021
Aggregate intrinsic value (in millions)
Unit Options outstanding	$14.6
Unit Options exercisable	$2.3
Weighted average remaining contractual life (in years)
Unit Options outstanding	9.2 years
Unit Options exercisable	9.2 years
All Options outstanding were issued at the time of the IPO in 2020. No additional options have been issued to date. The fair value of Class A stock options granted at the time of the IPO was determined using the Black-Scholes option pricing model. We estimated the future stock price volatility based on the volatility of a set of publicly traded comparable companies with a look back period consistent with the expected life. The estimated life for the units was based on the expected hold period of private equity owners. The risk-free rate is based on the rate for a U.S. government security with the same estimated life at the time of grant.
HoldCo Units
Unvested HoldCo Unit activity was as follows during the periods indicated:

	Three Months Ended March 31, 2021
	HoldCo Units	Weighted Average Grant Date Fair Value
Unvested at beginning of period	1,214,105	$9.13
Vested	(246,445)	$8.55
Forfeited	(7,852)	$9.43
Unvested at end of period	959,808	$9.28

Note 15 - Equity-based Compensation (continued)
OpCo Units
OpCo Unit activity was as follows during the periods indicated:

	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	OpCo Units	Weighted Average Grant Date Fair Value	OpCo Units
Unvested at beginning of period	—	$—	228,819
Vested	—	$—	(160,836)
Forfeited	—	$—	—
Unvested at end of period	—	$—	67,983
Class P Units
Class P Units were issued under both the prior and current LLC agreement of ZoomInfo OpCo. Class P Unit activity was as follows during the periods indicated:

	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	Class P Units	Weighted Average Participation Threshold	Class P Units
Unvested at beginning of period	8,796,642	$6.59	16,893,603
Vested	(2,760,688)	$6.21	(1,069,646)
Forfeited	(16,805)	$6.56	(107,711)
Unvested at end of period	6,019,149	$6.76	15,716,246
In September 2019, ZoomInfo OpCo expanded its employee incentive programs under a newly-formed upper tier entity DiscoverOrg Management Holdings, LLC (“Management Holdings”), established to issue Incentive Units to employees of the Company. Through this newly formed upper tier entity, Class P Units were issued by Management Holdings to employees, directors, and consultants or advisors of the Company, and ZoomInfo OpCo issued corresponding Class P Units to Management Holdings. The cancellation or forfeiture of any Management Holdings’ Class P Units automatically results in a cancellation of an equal number of ZoomInfo OpCo’s Class P Units. Management Holdings was subsequently merged with and into ZoomInfo HoldCo in connection with the Reorganization Transactions and IPO. Class P Units issued directly by ZoomInfo OpCo and by Management Holdings are combined in the table above.
The fair value of these Class P Units was determined using the Black-Scholes option pricing model. We estimated the future stock price volatility based on the volatility of a set of publicly traded comparable companies with a look back period consistent with the expected life. The estimated life for the units was based on the expected holding period of private equity owners. The risk-free rate is based on the rate for a U.S. government security with the same estimated life at the time of grant. There were no grants of Class P Units during the three months ended March 31, 2021 and 2020.

Note 15 - Equity-based Compensation (continued)
LTIP Units
LTIP Unit activity was as follows during the periods indicated:

	Three Months Ended March 31, 2021
	LTIP Units	Weighted Average Participation Threshold
Unvested at beginning of period	47,620	$21.00
Granted	247,045	$52.42
Unvested at end of period	294,665	$47.34
HSKB Incentive Units
After selling units to TA Associates and funds affiliated with 22C Capital LLC, the founders of the Company contributed membership units of ZoomInfo OpCo into an upper tier entity, HSKB Funds, LLC, which is controlled by the current CEO of the Company (“HSKB Manager”). In connection with the Reorganization Transactions, HSKB was reorganized into HSKB I and HSKB II (together, “HSKB”), with HSKB I owning OpCo Units and HSKB II owning HoldCo Units. HSKB may issue LLC units to employees of the Company (“HSKB Grant”) in the form of Class 1 units and Class 2 units, with a Class 1 unit being exchangeable into one share of Class A Common Stock, and a Class 2 unit equal to any residual interests in HSKB upon liquidation. These awards are recorded in accordance with the measurement and recognition criteria of ASC 718 for awards made to non-employees.
Prior to December 2019, most HSKB Grants were issued with a performance vesting condition wherein the award vests upon the cumulative change of more than 90% of the membership interests in the Company. In December 2019, unvested HSKB Grants were modified to add an alternative vesting condition and modify the forfeiture provisions, wherein 50% of an HSKB Grant will no longer be subject to forfeiture and will be eligible to vest on the later of September 1, 2020 or two years following the award grant date, and 1/48th will no longer be subject to forfeiture and be eligible to vest on the first day of each subsequent month. This additional vesting condition (but not the forfeiture modification) is conditioned upon the ability to exchange the HSKB Units for the Class A Common Stock of the Company after an IPO. This modification affected 142 grantees at the time and resulted in an increase in unrecognized equity-based compensation cost related to the HSKB Grants of approximately $88.4 million. Upon completion of the IPO in June 2020, this performance condition was satisfied and the Company began to recognize compensation cost under these awards on a straight-line basis in the same manner as if the Company had paid cash in lieu of awarding the HSKB Grants, per the requirements of ASC 718.
In 2018, in connection with the Carlyle Investment described above, holders of HSKB Grants received $21.8 million in cash distributions. In addition, HSKB allocated $31.3 million to be paid over three years from 2019 to 2021 if the holder of the HSKB Grant remains employed by the Company as of the payment date. On March 31, 2020, HSKB allocated an additional $5.3 million to be paid out over four years, starting with March 31, 2020, to holders of HSKB Grants who received their grants after the March 2018 Carlyle Investment, subject to the holders continued employment by the Company. During the three months ended March 31, 2021, HSKB paid $9.0 million from allocated funds and has $3.1 million remaining that it has allocated to be paid through 2023.

Note 15 - Equity-based Compensation (continued)
HSKB Phantom Units - In December 2019, HSKB I adopted the HSKB Funds, LLC 2019 Phantom Unit Plan wherein HSKB may grant Phantom Units (“HSKB Phantom Units”) to employees of the Company. HSKB Phantom Units are recorded in accordance with the measurement and recognition criteria of ASC 718 for awards made to non-employees. HSKB Phantom Units represent the economic equivalent of one Class A Common Share in the Company and generally have the same vesting and forfeiture conditions as the modified HSKB Grants (see HSKB Incentive Units above). In connection with the Reorganization Transactions, all HSKB Phantom Units were moved from HSKB I to HSKB II. Within 30 days of the later of the date upon which a Phantom Unit vests and the date that HSKB II is capable of making an exchange of a corresponding ZoomInfo HoldCo Common Unit for Class A Common Stock, HSKB II must settle the HSKB Phantom Unit in exchange for either (1) cash or (2) Class A Common Stock as determined by the HSKB Manager, in each case, equal to the fair market value of such Common Unit at the time of such exchange. The HSKB Incentive Units and HSKB Phantom Units both had time-based vesting conditions that were conditional upon the completion of an IPO.
Compensation expense incurred from all the equity-based incentive awards described above was the following (in millions):

	Three Months Ended March 31,
	2021	2020

Cost of service and Operating expenses include equity-based compensation expenses as follows:
Cost of service	$3.5	$1.7
Sales and marketing	8.4	6.4
Research and development	2.6	1.6
General and administrative	3.6	1.6
Total equity-based compensation expense	$18.1	$11.3
As of March 31, 2021, unamortized equity-based compensation costs related to each equity-based incentive award described above is the following:

	Amount	Weighted Average Remaining Service Period (years)
Restricted Stock Units	$44.5	3.3
Class A Common Stock Options	1.0	2.3
HoldCo Units	6.2	2.3
Class P Units	20.9	2.1
LTIP Units	13.5	2.8
HSKB Incentive Units	46.8	1.4
HSKB Phantom Units	6.4	2.9
Total unamortized equity-based compensation cost	$139.3	2.4

Note 16 - Tax Receivable Agreements
In connection with the Reorganization Transactions and the IPO, the Company entered into (i) the Exchange Tax Receivable Agreement with certain Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders (collectively, the “Tax Receivable Agreements”). These Tax Receivable Agreements provide for the payment by ZoomInfo Technologies Inc. or any member of its affiliated, consolidated, combined, or unitary tax group (collectively, the “ZoomInfo Tax Group”) to such Pre-IPO Owners and certain Pre-IPO HoldCo Unitholders of 85.0% of the benefits, if any, the ZoomInfo Tax Group actually realizes, or is deemed to realize in certain circumstances, as a result of certain tax attributes and benefits covered by the Tax Receivable Agreements. The Exchange Tax Receivable Agreement provides for the payment by members of the ZoomInfo Tax Group to certain Pre-IPO OpCo Unitholders and certain Pre-IPO HoldCo Unitholders of 85.0% of the benefits, if any, that the ZoomInfo Tax Group realizes as a result of (i) the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and (ii) increases in the ZoomInfo Tax Group’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the ZoomInfo Tax Group as a result of sales or exchanges of OpCo Units for shares of Class A common stock after the IPO, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement provides for the payment by ZoomInfo Technologies Inc. to the Pre-IPO Blocker Holders and certain Pre-IPO HoldCo Unitholders of 85.0% of the benefits, if any, that the ZoomInfo Tax Group realizes as a result of the ZoomInfo Tax Group’s utilization of certain tax attributes of the Blocker Companies (including the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the Reorganization Transactions), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement. The Company expects to benefit from the remaining 15.0% of any of cash savings that it realizes.
The Company expects to obtain an increase in its share of the tax basis in the net assets of ZoomInfo HoldCo when OpCo Units are exchanged by Pre-IPO OpCo Unitholders. The Company intends to treat any redemptions and exchanges of OpCo Units as direct purchases for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that it would otherwise pay in the future to various tax authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.
As of March 31, 2021, the Company had a liability of $390.2 million related to its projected obligations under the Tax Receivable Agreements in connection with the Reorganization Transactions and OpCo units exchanged. Tax Receivable Agreements related liabilities are classified as current or noncurrent based on the expected date of payment and are included in the Company’s Condensed Consolidated Balance Sheets under the captions Current portion of tax receivable agreements liability and Tax receivable agreements liability, net of current portion, respectively.
Note 17 - Income Taxes
The Company recorded $49.7 million of income tax expense and $0.4 million of income tax benefit for the three months ended March 31, 2021 and 2020, respectively. The Company’s estimated effective tax rate for the three months ended March 31, 2021 was 314.5%. The Company’s estimated annual effective tax rate differs from the statutory rate of 21.0% primarily due to the recognition of non-cash tax expense resulting from a shift in GAAP basis from a non-taxable entity to a taxable entity.
The Company does not believe it has any significant uncertain tax positions and therefore has no unrecognized tax benefits as of March 31, 2021, that if recognized, would affect the annual effective tax rate.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included in our 2020 Form 10-K, the information included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our 2020 Form 10-K, and the unaudited consolidated financial statements and related notes included in Part I, Item 1 of this Form 10-Q. In addition to historical data, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in our forward-looking statements as a result of various factors, including but not limited to those discussed under “Cautionary Statement Regarding Forward-Looking Statements” in this Form 10-Q and under “Risk Factors” in Part I, Item 1A of our 2020 Form 10-K.
References in this Form 10-Q to “ZoomInfo Technologies Inc.” refer to ZoomInfo Technologies Inc. and not to any of its subsidiaries unless the context indicates otherwise. References in this Form 10-Q to “ZoomInfo,” the “Company,” “we,” “us,” and “our” refer (1) prior to the consummation of the Reorganization Transactions, to ZoomInfo OpCo and its consolidated subsidiaries, and (2) after the consummation of the Reorganization Transactions, to ZoomInfo Technologies Inc. and its consolidated subsidiaries unless the context indicates otherwise. Numerical figures included in this Form 10-Q have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Overview
ZoomInfo is a leading go-to-market intelligence platform for sales and marketing professionals. Our cloud-based platform provides highly accurate and comprehensive information and insights on the organizations and professionals they target, enabling sellers and marketers to shorten sales cycles and increase win rates by delivering the right message, to the right person, at the right time.
ZoomInfo, formerly known as DiscoverOrg, was co-founded in 2007 by our CEO, Henry Schuck. Henry founded the Company to unlock actionable business information and insights to make organizations more successful. Over time, we developed new and innovative methods for gathering and cleansing data and insights using automated processes to scale our capabilities. In February 2019, we acquired Pre-Acquisition ZI and subsequently the combined business has been re-branded as ZoomInfo. Pre-Acquisition ZI developed technologies to gather, parse, and match data at massive scale. We combined Pre-Acquisition ZI’s technology with our technology to deliver more value to customers with our combined platform that provides broader coverage and higher-quality insights.
We offer access to our platform on a subscription basis and we generate substantially all of our revenue from sales of subscriptions. Our subscription fees include the use of our platform and access to customer support. Subscriptions generally range from one to three years in length with over 25% of our ACV being under multi-year agreements. We typically bill our customers at the beginning of each annual, semi-annual, or quarterly period and recognize revenue ratably over the term of the subscription period.
We sell our ZoomInfo platform to both new and existing customers. Some existing customers continue to renew their subscriptions to pre-acquisition versions of the Pre-Acquisition ZI and DiscoverOrg solutions. We price our subscriptions based on the functionality, users, and records under management that are included in each product edition. Our paid product editions are Elite, Advanced, and Professional, and we have a free Community Edition.

Recent Developments
Senior Unsecured Notes Offering
In February 2021, ZoomInfo Technologies LLC and ZoomInfo Finance Corp., indirect subsidiaries of ZoomInfo Technologies Inc., completed an offering of $350.0 million in aggregate principal amount of 3.875% senior notes due 2029. We used all of the net proceeds, along with cash on hand, to prepay $356.4 million aggregate principal amount of our first lien term loans outstanding under the first lien credit agreement (the “Debt Prepayment”). Following the Debt Prepayment, as of February 2, 2021, $400.0 million aggregate principal amount of first lien term loans were outstanding under our first lien credit agreement.
First Lien Credit Agreement Amendment
In February 2021, ZoomInfo LLC entered into an amendment to our first lien credit agreement, pursuant to which, among other things, there will be (i) an increase in the aggregate commitments to $250.0 million under our first lien revolving credit facility, (ii) the addition of the ZoomInfo Technologies LLC as a co-borrower, (iii) the repricing of our first lien term loan facility maturing in February 2026 and first lien revolving credit facility, and (iv) an extension of the maturity date of our first lien revolving credit facility to November 2025.
COVID-19
In December 2019, a novel strain of Coronavirus disease (“COVID-19”) was reported, and in March 2020, the WHO characterized COVID-19 as a pandemic. The ongoing COVID-19 pandemic has resulted in travel restrictions, prohibitions of non-essential activities, disruption and shutdown of certain businesses, and greater uncertainty in global financial markets. Such conditions have created disruption in global supply chains, increasing rates of unemployment, and adverse impacts for many industries. The outbreak could have a continued adverse impact on economic and market conditions and has triggered a period of global economic slowdown.
As a result of the COVID-19 pandemic, we experienced headwinds and tailwinds that impacted our business. In early 2020, we experienced headwinds in some sales cycles as business leaders adapted to the impacts of the pandemic. Customers in heavily impacted industries represented less than 4% of ACV, and in early 2020, we saw heightened cancellations and reductions in spend from this subset of customers relative to pre-COVID time frames. We also experienced longer sales cycles and more intense scrutiny, particularly for larger purchases and upgrades as customers and prospects re-assessed their growth trajectory in light of the changing economic environment. Our sales teams adjusted to the new environment and drove improved sales and retention activity relative to prior year results. These headwinds dissipated during the course of the year and were partially offset by tailwinds we experienced relating to reduced spending on travel, facilities, and marketing events. By the end of 2020, demand for our platform normalized and returned to levels materially consistent with historical trends. The extent and continued impact of the COVID-19 pandemic on our operational and financial condition will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic including vaccine availability and deployment; its impact on the health and welfare of our employees and their families; its impact on our customers and our sales cycles; its impact on customer, industry, or employee events; delays in hiring and onboarding new employees; and effects on our partners and vendors, some of which are uncertain, difficult to predict, not within our control. Furthermore, because of our largely subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.
To address the safety and health of our employees during the COVID-19 pandemic, in the first quarter of 2020 we temporarily closed all of our offices and enabled our entire workforce to work remotely. These changes remained largely in effect throughout the first quarter of 2021 and could extend into future quarters. The impact, if any, of these and any additional operational changes we may implement is uncertain, but changes we have implemented to date have not affected, and are not expected to materially, affect our ability to maintain operations, including financial reporting systems, internal control over financial reporting, and disclosure controls and procedures. See “Human Capital” in Part I, Item 1 and “Risk Factors” in Part I, Item 1A of our 2020 Form 10-K.

Key Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including the following:
Continuing to Acquire New Customers
We are focused on continuing to grow the number of customers that use our platform. The majority of revenue growth when comparing the three months ended March 31, 2021 to the three months ended March 31, 2020 was the result of new customers added over the last 12 months. Our operating results and growth prospects will depend in part on our ability to continue to attract new customers. Additionally, acquiring new customers strengthens the power of our contributory network. We will need to continue to invest in our efficient go-to-market effort to acquire new customers.
Delivering Additional High-Value Solutions to Our Existing Customers
Many of our customers purchase additional high-value solutions as they expand their use of our platform. Customers add additional services and/or upgrade their platform. We believe there is a significant opportunity for expansion with our existing customers through additional solutions.
Expanding Relationships with Existing Customers
Many of our customers increase spending with us by adding users or integrating incremental data as they increase their use of our platform. Several of our largest customers have expanded the deployment of our platform across their organizations following their initial deployment. We believe there is a significant opportunity to add additional users and data integration within our existing customers.
Our ability to expand relationships with existing customers and deliver additional high-value solutions is demonstrated by our net annual retention rate. We measure our retention rate on an annual basis and define annual net revenue retention as the total ACV generated by our customers and customers of Pre-Acquisition ZI at the end of the year divided by the ACV generated by the same group of customers at the end of the prior year. Our net annual retention rate for the year ended December 31, 2020 was 108%. We also measure our success in expanding relationships with existing customers by the number of customers that contract for more than $100,000 in ACV. As of March 31, 2021, we had more than 950 customers with over $100,000 in ACV.
Non-GAAP Financial Measures
In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures are useful in evaluating our operating performance. These measures include, but are not limited to, Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted EBITDA, Adjusted Net Income, and Adjusted Net Income per diluted share which are used by management in making operating decisions, allocating financial resources, internal planning and forecasting, and for business strategy purposes. We believe that non-GAAP financial information is useful to investors because it eliminates certain items that affect period-over-period comparability, and it provides consistency with past financial performance and additional information about our underlying results and trends by excluding certain items that may not be indicative of our business, results of operations, or outlook.
We view Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per diluted share as operating performance measures. We believe that the most directly comparable U.S. GAAP financial measure to Adjusted Operating Income is U.S. GAAP operating income. We believe that the most directly comparable U.S. GAAP financial measure to Adjusted Operating Income Margin is U.S. GAAP operating income divided by U.S. GAAP revenue. We believe that the most directly comparable U.S. GAAP financial measure to Adjusted EBITDA and Adjusted Net Income is U.S. GAAP Net Income, and the most directly comparable U.S. GAAP financial measure to Adjusted Net Income per diluted share is U.S. GAAP net earnings per diluted share.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, but rather as supplemental information to our business results. This information should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP.
Adjusted Operating Income, Adjusted Operating Income Margin, and Adjusted Net Income
We define Adjusted Operating Income as income from operations plus (i) impact of fair value adjustments to acquired unearned revenue, (ii) amortization of acquired technology and other acquired intangibles, (iii) equity-based compensation expense, (iv) restructuring and transaction-related expenses, and (v) integration costs and acquisition-related compensation. We exclude the impact of fair value adjustments to acquired unearned revenue and amortization of acquired technology and other acquired intangibles, as well as equity-based compensation, because these are non-cash expenses or non-cash fair value adjustments and we believe that excluding these items provides meaningful supplemental information regarding performance and ongoing cash-generation potential. We exclude restructuring and transaction-related expenses, as well as integration costs and acquisition-related compensation, because such expenses are episodic in nature and have no direct correlation to the cost of operating our business on an ongoing basis. Adjusted Operating Income is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance. Adjusted Operating Income should not be considered as an alternative to operating income as an indicator of operating performance.
We define Adjusted Net Income as Adjusted Operating Income less (i) interest expense, net, (ii) other (income) expense, net, excluding TRA liability remeasurement expense (benefit), and (iii) income tax expense (benefit) including incremental tax effects of adjustments to arrive at Adjusted Operating Income and current tax benefits related to the TRA. Adjusted Net Income is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance. Adjusted Net Income should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance.

The following table presents a reconciliation of Net income (loss) to Adjusted Net Income and Income (loss) from operations to Adjusted Operating Income for the periods presented:

	Three Months Ended March 31,
($ in millions)	2021	2020
Net income (loss)	$(33.9)	$(5.9)
Add (less): Expense (benefit) from income taxes	49.7	(0.4)
Add: Interest expense, net	6.5	24.5
Add: Loss on debt extinguishment	5.9	2.2
Add (less): Other expense (income), net(a)	(0.2)	(0.1)
Income (loss) from operations	28.0	20.3
Add: Impact of fair value adjustments to acquired unearned revenue(b)	0.6	1.4
Add: Amortization of acquired technology	6.7	5.6
Add: Amortization of other acquired intangibles	4.8	4.6
Add: Equity-based compensation	18.1	11.3
Add: Restructuring and transaction-related expenses(c)	4.4	2.9
Add: Integration costs and acquisition-related expenses(d)	3.4	3.0
Adjusted Operating Income	$66.1	$49.1
Less: Interest expense, net	(6.5)	(24.5)
Less (add): Other expense (income), net, excluding TRA liability remeasurement (benefit) expense	0.2	0.1
Add (less): Benefit (expense) from income taxes	(49.7)	0.4
Less: Tax impacts of adjustments to net income (loss)	40.6	(4.9)
Adjusted Net Income	$50.7	$20.2
__________________
(a)Primarily represents revaluations on tax receivable agreement liability and foreign exchange remeasurement gains and losses.
(b)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(c)Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the three months ended March 31, 2021, this expense related primarily to impairment and accelerated depreciation related to the Company’s anticipated Waltham office relocation. For the three months ended March 31, 2020, this expense related primarily to professional fees for the preparation for an initial public offering.
(d)Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the three months ended March 31, 2021, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI. For the three months ended March 31, 2020, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI. This expense is included in cost of service, sales and marketing expense, research and development expense, and general and administrative expense as follows:

	Three Months Ended March 31,
($ in millions)	2021	2020
Cost of service	$0.5	$0.1
Sales and marketing	0.6	1.0
Research and development	1.8	1.6
General and administrative	0.5	0.2
Total integration costs and acquisition-related compensation	$3.4	$3.0

We define Adjusted Operating Income Margin as Adjusted Operating Income divided by the sum of revenue and the impact of fair value adjustments to acquired unearned revenue.

	Three Months Ended March 31,
($ in millions)	2021	2020
Adjusted Operating Income	$66.1	$49.1

Revenue	153.3	102.2
Impact of fair value adjustments to acquired unearned revenue	0.6	1.4
Revenue for adjusted operating margin calculation	$154.0	$103.6
Adjusted Operating Income Margin	43%	47%
Adjusted Operating Income for the three months ended March 31, 2021 was $66.1 million and represented an Adjusted Operating Income Margin of 43%. Adjusted Operating Income for the three months ended March 31, 2020 was $49.1 million and represented an Adjusted Operating Income Margin of 47%. The increase of $17.0 million, or 35%, was driven primarily from the growth in revenue driven by additional customers and increasing revenue from existing customers. Adjusted Operating Income Margin decreased to 43% in the three months ended March 31, 2021 from 47% in the three months ended March 31, 2020 due to incremental sales and marketing expenses related to signing new customers and retaining and upselling existing customers, and general and administration costs to support incremental public company related requirements.
Adjusted EBITDA
EBITDA is defined as earnings before debt-related costs, including interest and loss on debt extinguishment, provision for taxes, depreciation, and amortization. Management further adjusts EBITDA to exclude certain items of a significant or unusual nature, including other (income) expense, net, impact of certain non-cash items, such as fair value adjustments to acquired unearned revenue and equity-based compensation, restructuring and transaction-related expenses, and integration costs and acquisition-related compensation. We exclude these items because these are non-cash expenses or non-cash fair value adjustments, which we do not consider indicative of performance and ongoing cash-generation potential or are episodic in nature and have no direct correlation to the cost of operating our business on an ongoing basis. Adjusted EBITDA is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance. Adjusted EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Three Months Ended March 31,
($ in millions)	2021	2020
Net income (loss)	$(33.9)	$(5.9)
Income tax expense (benefit)	49.7	(0.4)
Interest expense, net	6.5	24.5
Loss on debt extinguishment	5.9	2.2
Depreciation	3.9	1.9
Amortization of acquired technology	6.7	5.6
Amortization of other acquired intangibles	4.8	4.6
EBITDA	43.6	32.6
Other (income) expense, net(a)	(0.2)	(0.1)
Impact of fair value adjustments to acquired unearned revenue(b)	0.6	1.4
Equity-based compensation expense	18.1	11.3
Restructuring and transaction related expenses (excluding depreciation)(c)	3.2	2.9
Integration costs and acquisition-related expenses(d)	3.4	3.0
Adjusted EBITDA	$68.8	$51.0
__________________
(a)Primarily represents revaluations on tax receivable agreement liability and foreign exchange remeasurement gains and losses.
(b)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(c)Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the three months ended March 31, 2021, this expense related primarily to impairment charges related to the Company’s anticipated Waltham office relocation. For the three months ended March 31, 2020, this expense related primarily to professional fees for the preparation for an initial public offering.
(d)Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the three months ended March 31, 2021, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI. For the three months ended March 31, 2020, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI. This expense is included in cost of service, sales and marketing expense, research and development expense, and general and administrative expense as follows:

	Three Months Ended March 31,
($ in millions)	2021	2020
Cost of service	$0.5	$0.1
Sales and marketing	0.6	1.0
Research and development	1.8	1.6
General and administrative	0.5	0.2
Total integration costs and acquisition-related compensation	$3.4	$3.0
Adjusted EBITDA for the three months ended March 31, 2021 was $68.8 million, an increase of $17.8 million, or 35%, relative to the three months ended March 31, 2020. This increase was driven primarily from the growth in revenue and additional customers in 2021 and 2020.
Factors Affecting the Comparability of Our Results of Operations
As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

Impact of the Reorganization Transactions
ZoomInfo Technologies Inc. is a corporation for U.S. federal and state income tax purposes. Our accounting predecessor, ZoomInfo OpCo, was and is treated as a flow-through entity for U.S. federal income tax purposes, and as such, only certain subsidiaries that were organized as corporations for U.S. federal income tax purposes have been subject to U.S. federal income tax at the entity level historically. Accordingly, unless otherwise specified, the historical results of operations and other financial information set forth in this Form 10-Q only include a provision for U.S. federal income tax for income allocated to those subsidiaries that were organized as corporations for U.S. federal income tax purposes. Following the completion of the Reorganization Transactions, ZoomInfo Technologies Inc. pays U.S. federal and state income taxes as a corporation on its share of our taxable income.
ZoomInfo OpCo is the predecessor of ZoomInfo Technologies Inc. for financial reporting purposes. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of ZoomInfo OpCo, the accounting predecessor.
In addition, in connection with the Reorganization Transactions and the IPO, we entered into the tax receivable agreements described in Note 17 to our unaudited consolidated financial statements included in Part I, Item 1 of this Form 10-Q.
Initial Public Offering
On June 8, 2020, ZoomInfo Technologies Inc. completed the IPO, in which it sold 51,175,000 shares of Class A common stock (including shares issued pursuant to the exercise in full of the underwriters’ option to purchase additional shares) at a public offering price of $21.00 per share for net proceeds of $1,019.6 million, after deducting underwriters’ discounts (but excluding other offering expenses and reimbursements). To date, ZoomInfo OpCo has used the proceeds it received through ZoomInfo HoldCo from the IPO to (i) redeem and cancel all outstanding Series A Preferred Units of ZoomInfo OpCo for approximately $274.2 million, including accumulated but unpaid distributions and related prepayment premiums; (ii) repay in full all outstanding indebtedness under our second lien credit agreement, for approximately $380.6 million, including related prepayment premiums and accrued interest; (iii) repay $35.0 million of outstanding borrowings under the Company’s first lien revolving credit facility; (iv) pay certain expenses related to the IPO; and (v) prepay $100.0 million aggregate principal amount of the first lien term loans outstanding under our first lien credit agreement, including accrued interest thereon, using approximately $101.2 million of the proceeds; with the remaining proceeds intended to be used for general corporate purposes. We expect these debt repayments to drive future reductions in our interest expense compared to historical results.
Impact of Acquisitions
We seek to grow through both internal development and the acquisition of businesses that broaden and strengthen our platform. Our recent acquisitions include Clickagy in October 2020, and EverString in November 2020. Purchase accounting requires that all assets acquired and liabilities assumed be recorded at fair value on the acquisition date, including unearned revenue. Revenue from contracts that are impacted by the estimate of fair value of the unearned revenue upon acquisition will be recorded based on the fair value until such contract is terminated or renewed, which will differ from the receipts received by the acquired company allocated over the service period for the same reporting periods.
Equity-Based Compensation
New awards and modifications that took place as part of the Reorganization Transactions and the IPO contributed to elevated equity-based compensation expense in 2020 relative to 2019 and expected equity-based compensation expense for 2021. See Note 15 for unamortized equity-based compensation costs related to each type of equity-based incentive award.

Impact of Changes to Long-term Debt
In February 2021, ZoomInfo Technologies LLC and ZoomInfo Finance Corp., indirect subsidiaries of ZoomInfo Technologies Inc., completed an offering of $350.0 million in aggregate principal amount of 3.875% senior notes due 2029. We used all of the net proceeds, along with cash on hand, to make the Debt Prepayment. Following the Debt Prepayment, as of February 2, 2021, $400.0 million aggregate principal amount of first lien term loans were outstanding under our first lien credit agreement. In February 2021, ZoomInfo LLC entered into an amendment to our first lien credit agreement, pursuant to which, among other things, there will be (i) an increase in the aggregate commitments to $250.0 million under our first lien revolving credit facility, (ii) the addition of the ZoomInfo Technologies LLC as a co-borrower, (iii) the repricing of our first lien term loan facility maturing in February 2026 and first lien revolving credit facility, and (iv) an extension of the maturity date of our first lien revolving credit facility to November 2025. We expect the Debt Prepayment, repricing, and issuance of Senior Notes to drive future reductions in our interest expense compared to historical results.
In connection with the debt repricing, ZoomInfo Technologies LLC replaced ZoomInfo LLC as the tax borrower on the 1st Lien Credit Agreements. To facilitate the change in tax borrower, the Company executed a series of internal equity transactions resulting in the recognition of $45.0 million of non-cash tax expense, substantially all of which is allocable to the noncontrolling interest.
Components of Our Results of Operations
Revenue
We derive 99% of our revenue from subscription services and the remainder from recurring usage-based services. Our subscription services consist of our SaaS applications. Pricing of our subscription contracts are generally based on the functionality provided, the number of users that access our applications, the amount of data that the customer integrates into their systems. Our subscription contracts typically have a term ranging from one to three years and are non-cancelable. We typically bill for services in advance either annually, semi-annually, or quarterly, and we typically require payment at the beginning of each annual, semi-annual, or quarterly period.
Subscription revenue is generally recognized ratably over the contract term starting with when our service is made available to the customer. Recurring usage-based revenue is recognized in the period services are utilized by our customers. The amount of revenue recognized reflects the consideration we expect to be entitled to receive in exchange for these services. We record a contract asset when revenue recognized on a contract exceeds the billings to date for that contract.
Unearned revenue results from cash received or amounts billed to customers in advance of revenue recognized upon the satisfaction of performance obligations. The unearned revenue balance is influenced by several factors, including purchase accounting adjustments, seasonality, the compounding effects of renewals, invoice duration, invoice timing, dollar size, and new business timing within the period. The unearned revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements.
Cost of Service
Cost of Service, excluding amortization of acquired technology. Cost of service, excluding amortization of acquired technology includes direct expenses related to the support and operations of our SaaS services and related to our research teams, including salaries, benefits, equity-based compensation, and related expenses, such as employer taxes, allocated overhead for facilities, IT, third-party hosting fees, third-party data costs, and amortization of internally developed capitalized software.
We anticipate that we will continue to invest in costs of service and that costs of service as a percentage of revenue will stay consistent or modestly decrease as we realize operating leverage in the business.
Amortization of acquired technology. Amortization of acquired technology includes amortization expense for technology acquired in business combinations.

We anticipate that amortization of acquired technology will increase if we make additional acquisitions in the future.
Gross Profit and Gross Margin
Gross profit is revenue less cost of service, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including leveraging economies of scale, the costs associated with third-party hosting services and third-party data, the level of amortization of acquired technology, and the extent to which we expand our customer support and research organizations. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.
Operating Expenses
Our operating expenses consist of sales and marketing, research and development, general and administrative, restructuring and transaction expenses, and amortization of acquired intangibles. The most significant component of our operating expenses is personnel costs, which consists of salaries, bonuses, sales commissions, equity-based compensation, and other employee-related benefits. Operating expenses also include overhead costs for facilities, technology, professional fees, depreciation and amortization expense, and marketing.
Sales and marketing. Sales and marketing expenses primarily consist of employee compensation such as salaries, bonuses, sales commissions, equity-based compensation, and other employee-related benefits for our sales and marketing teams, as well as overhead costs, technology, and marketing programs. Sales commissions and related payroll taxes directly related to contract acquisition are capitalized and recognized as expenses over the estimated period of benefit.
We anticipate that we will continue to invest in sales and marketing capacity to enable future growth, but that sales and marketing expense as a percentage of revenue will decrease as equity-based compensation expense related to the modification of HSKB awards and triggered by the IPO become a less significant component of overall sales and marketing expense. We anticipate that sales and marketing expense excluding equity-based compensation will fluctuate from period to period depending on the interplay of our growing investments in sales and marketing capacity excluding equity-based compensation, the recognition of revenue, and the amortization of contract acquisition costs.
Research and development. Research and development expenses support our efforts to enhance our existing platform and develop new software products. Research and development expenses primarily consist of employee compensation such as salaries, bonuses, equity-based compensation, and other employee-related benefits for our engineering and product management teams, as well as overhead costs. Research and development expenses do not reflect amortization of internally developed capitalized software. We believe that our core technologies and ongoing innovation represent a significant competitive advantage for us, and we expect our research and development expenses to continue to increase as we invest in research and development resources to further strengthen and enhance our solutions.
We anticipate that we will continue to invest in research and development in order to develop new features and functionality to drive incremental customer value in the future and that research and development expense as a percentage of revenue will modestly increase in the long term.
General and administrative. General and administrative expenses primarily consist of employee-related costs such as salaries, bonuses, equity-based compensation, and other employee related benefits for our executive, finance, legal, human resources, IT, and business operations and administrative teams, as well as overhead costs. Additionally, we incur expenses for professional fees including legal services, accounting, and other consulting services, including those associated with operating as a public company.
We expect general and administrative expenses as a percentage of revenue to stay consistent or modestly decrease from 2020, as we realize operating leverage in the business.

Amortization of other acquired intangibles. Amortization of acquired intangibles primarily consists of amortization of customer relationships, trade names, and brand portfolios.
We anticipate that amortization of other acquired intangibles will increase if we make additional acquisitions in the future.
Restructuring and transaction expenses. Restructuring and transaction expenses primarily consist of various restructuring and acquisition activities we have undertaken to achieve strategic or financial objectives. Restructuring and acquisition activities include, but are not limited to, consolidation of offices and responsibilities, office relocation, administrative cost structure realignment, and acquisition-related professional services fees.
We anticipate that restructuring and transaction expenses will be correlated with future acquisition activity or strategic restructuring activities, which could be greater than or less than our historic levels.
Interest Expense, Net
Interest expense represents the interest payable on our debt obligations and the amortization of debt discounts and debt issuance costs, less interest income.
We anticipate that our interest expense will be substantially lower after having repaid a portion of our outstanding indebtedness with the proceeds from the IPO. Interest expense could increase in the future based on changes in variable interest rates or the issuance of additional debt.
Loss on Debt Extinguishment
Loss on debt extinguishment consists of prepayment penalties and impairment of deferred financing costs associated with the extinguishment of debt.
We anticipate that losses related to debt extinguishment will only occur if we extinguish indebtedness before the contractual repayment dates.
Other (Income) Expense, Net
Other (income) expense, net consists primarily of the revaluation of tax receivable agreement liabilities and foreign currency realized and unrealized gains and losses related to the impact of transactions denominated in a foreign currency.
We anticipate that the magnitude of other income and expenses may increase as tax receivable agreement liabilities increase, or we expand operations internationally and add complexity to our operations.
Income Tax Expense (Benefit)
ZoomInfo OpCo is currently treated as a pass-through entity for U.S. federal income tax purposes and most applicable state and local income tax purposes. Income tax expense (benefit), Deferred tax assets, Deferred tax liabilities, and liabilities for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid by our corporate subsidiaries and, to the extent paid directly by our limited liability companies and partnerships that are treated as partnerships for tax purposes, our partnerships. Our corporate subsidiary, RKSI Acquisition Corporation, is subject to income taxes in the United States and holds noncontrolling interests in our subsidiary, ZoomInfo Technologies LLC. ZoomInfo Technologies LLC is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. Any taxable income or loss generated by ZoomInfo Technologies LLC is passed through to and included in the taxable income or loss of its partners, including ZoomInfo LLC and RKSI Acquisition Corporation. However, because RKSI Acquisition Corporation is subject to income taxes in both the United States, income allocated to such corporate subsidiaries for tax purposes reduces the taxable income allocated to and distributions made to ZoomInfo OpCo. Significant judgments and estimates are required in determining our consolidated income tax expense. See Note 2 to our unaudited consolidated financial statements included in Part I, Item 1 of this Form 10-Q for additional information.

Results of Operations
The following table presents our results of operations for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
($ in millions)	2021	2020
Revenue	$153.3	$102.2

Cost of service:
Cost of service(1)	21.4	14.8
Amortization of acquired technology	6.7	5.6
Gross profit	125.2	81.8

Operating expenses:
Sales and marketing(1)	48.8	34.1
Research and development(1)	20.4	9.9
General and administrative(1)	18.8	10.0
Amortization of other acquired intangibles	4.8	4.6
Restructuring and transaction related expenses	4.4	2.9
Total operating expenses	97.2	61.5
Income (loss) from operations	28.0	20.3

Interest expense, net	6.5	24.5
Loss on debt extinguishment	5.9	2.2
Other (income) expense, net	(0.2)	(0.1)
Income (loss) before income taxes	15.8	(6.3)
Income tax expense (benefit)	49.7	(0.4)
Net income (loss)	(33.9)	(5.9)
Less: Net income (loss) attributable to ZoomInfo OpCo prior to the Reorganization Transactions	—	(5.9)
Less: Net income (loss) attributable to noncontrolling interests	(37.1)	—
Net income (loss) attributable to ZoomInfo Technologies Inc.	$3.2	$—
__________________
(1)Includes equity-based compensation expense as follows:

	Three Months Ended March 31,
($ in millions)	2021	2020
Cost of service	$3.5	$1.7
Sales and marketing	8.4	6.4
Research and development	2.6	1.6
General and administrative	3.6	1.6
Total equity-based compensation expense	$18.1	$11.3

Three Months Ended March 31, 2021 and Three Months Ended March 31, 2020
Revenue. Revenue was $153.3 million for the three months ended March 31, 2021, an increase of $51.1 million, or 50%, as compared to $102.2 million for the three months ended March 31, 2020. This increase was primarily due to the addition of new customers over the past 12 months and net expansion with existing customers.
Cost of Service. Cost of service was $28.1 million for the three months ended March 31, 2021, an increase of $7.7 million, or 38%, as compared to $20.4 million for the three months ended March 31, 2020. The increase was primarily due to increased payroll and equity-based compensation costs associated with additional headcount, increased amortization of acquired technology related to prior year acquisitions, and increased hosting expense to support new and growing customers.
Operating Expenses. Operating expenses were $97.2 million for the three months ended March 31, 2021, an increase of $35.7 million, or 58%, as compared to $61.5 million for the three months ended March 31, 2020. Excluding equity-based compensation expenses, operating expenses were $82.6 million for the three months ended March 31, 2021, an increase of $30.7 million, or 59%, as compared to $51.9 million for the three months ended March 31, 2020. The increase was primarily due to:
•an increase in sales and marketing expense (excluding equity-based compensation) of $12.7 million, or 46%, to $40.4 million for the three months ended March 31, 2021, due primarily to additional headcount and related salaries and benefits expenses added to drive continued incremental sales, as well as additional commission expense and amortization of deferred commissions related to obtaining contracts with customers;
•an increase in research and development expense (excluding equity-based compensation) of $9.5 million, or 114%, to $17.8 million for the three months ended March 31, 2021, due primarily to additional headcount and related salaries and benefits expenses added to support continued innovation of our services, as well as higher costs driven by related technology investments;
•an increase in general and administrative expense (excluding equity-based compensation) of $6.8 million, or 81%, to $15.2 million for the three months ended March 31, 2021, due primarily to additional headcount and related salaries and benefits expenses to support the larger organization, as well as additional professional services and corporate insurance costs related to operating as a public company; and
•restructuring and transaction-related expense of $4.4 million for the three months ended March 31, 2021, primarily due to impairment and accelerated depreciation related to the Company’s anticipated Waltham office relocation. This represented an increase of $1.5 million, or 52%, as compared to expense of $2.9 million for the three months ended March 31, 2020, which largely represented Komiko contingent consideration remeasurement and IPO costs.
Interest Expense, Net. Interest expense, net was $6.5 million for the three months ended March 31, 2021, a decrease of $18.0 million, or 73%, as compared to $24.5 million for the three months ended March 31, 2020. The decrease was primarily due to interest savings as a result of repayment of the second lien debt and $100.0 million first lien debt principal repayment in June 2020, and the debt repricing in February 2021.
Income Tax Expense (Benefit). Expense from income taxes for the three months ended March 31, 2021 was $49.7 million, representing an effective tax rate of 314.5%, as compared to a benefit from income taxes of $0.4 million for the three months ended March 31, 2020, representing an effective tax rate of 7.0%. The increase in the effective tax rate was primarily due to the recognition of non-cash tax expense in Q1 2021 primarily allocable to non-controlling interests resulting from a shift in GAAP basis from a non-taxable entity to a taxable entity.

Liquidity and Capital Resources
As of March 31, 2021, we had $229.1 million of cash and cash equivalents, $124.6 million of short-term investments, $0.1 million of current restricted cash, and $250.0 million available under our first lien revolving credit facility. We have financed our operations primarily through cash generated from operations and financed various acquisitions through cash generated from operations supplemented with debt offerings.
We believe that our cash flows from operations and existing available cash and cash equivalents, together with our other available external financing sources, will be adequate to fund our operating and capital needs for at least the next 12 months. We are currently in compliance with the covenants under the credit agreements governing our secured credit facilities and we expect to remain in compliance with our covenants.
We generally invoice our subscription customers annually, semi-annually, or quarterly in advance of our subscription services. Therefore, a substantial source of our cash is from such prepayments, which are included in the Condensed Consolidated Balance Sheets as unearned revenue. Unearned revenue consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of March 31, 2021, we had unearned revenue of $261.9 million, of which $260.6 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.
After the consummation of the Reorganization Transactions, ZoomInfo Technologies Inc. became a holding company with no material assets other than its ownership of HoldCo Units, and ZoomInfo HoldCo became a holding company with no material assets other than its ownership of OpCo Units. ZoomInfo Technologies Inc. has no independent means of generating revenue. The limited liability company agreement of ZoomInfo OpCo provides that certain distributions to cover the taxes of the ZoomInfo Tax Group and ZoomInfo Technologies Inc.’s obligations under the tax receivable agreements will be made. The manager of ZoomInfo HoldCo has broad discretion to make distributions out of ZoomInfo HoldCo. In the event ZoomInfo Technologies Inc. declares any cash dividend, we expect that the manager of ZoomInfo HoldCo would cause ZoomInfo HoldCo to cause ZoomInfo OpCo to make distributions to ZoomInfo HoldCo, which in turn will make distributions to ZoomInfo Technologies Inc., in an amount sufficient to cover such cash dividends declared by us. Deterioration in the financial condition, earnings, or cash flow of ZoomInfo OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. In addition, the terms of our financing arrangements contain covenants that may restrict ZoomInfo OpCo and its subsidiaries from paying such distributions, subject to certain exceptions. Further, ZoomInfo HoldCo and ZoomInfo OpCo are generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of ZoomInfo HoldCo or ZoomInfo OpCo (with certain exceptions), as applicable, exceed the fair value of its assets. Subsidiaries of ZoomInfo OpCo are generally subject to similar legal limitations on their ability to make distributions to ZoomInfo OpCo. See “Risk Factors - Risks Related to Our Organizational Structure” in Part I, Item 1A of our 2020 Form 10-K.
Our cash flows from operations, borrowing availability, and overall liquidity are subject to risks and uncertainties. We may not be able to obtain additional liquidity on reasonable terms, or at all. In addition, our liquidity and our ability to meet our obligations and to fund our capital requirements are dependent on our future financial performance, which is subject to general economic, financial, and other factors that are beyond our control. Accordingly, our business may not generate sufficient cash flow from operations and future borrowings may not be available from additional indebtedness or otherwise to meet our liquidity needs. If we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which would result in additional expenses or dilution. See “Risk Factors” in Part I, Item 1A of our 2020 Form 10-K.

Historical Cash Flows
The following table summarizes our cash flows for the periods presented:

	Three Months Ended March 31,
($ in millions)	2021	2020
Net cash provided by (used in) operating activities	$93.0	$28.3
Net cash provided by (used in) investing activities	(99.0)	(4.1)
Net cash provided by (used in) financing activities	(33.8)	(2.6)
Net increase (decrease) in cash and cash equivalents and restricted cash	$(39.8)	$21.6
Cash Flows from (used in) Operating Activities
Net cash provided by operations was $93.0 million for the three months ended March 31, 2021 as a result of a net loss of $33.9 million, adjusted by non-cash charges of $99.3 million and partially offset by the change in our operating assets net of operating liabilities of $27.6 million. The non-cash charges are primarily comprised of a decrease in deferred tax assets net of deferred tax liabilities of $47.0 million, equity-based compensation of $18.1 million, depreciation and amortization of $15.5 million, amortization of deferred commission costs of $8.7 million, and loss on early extinguishment of debt of $5.9 million. The change in operating assets net of operating liabilities was primarily the result of an increase in unearned revenue of $39.2 million, an increase in accounts payable of $5.2 million, and a decrease in accounts receivable of $5.1 million, partially offset by a decrease in accrued expenses and other liabilities of $12.6 million and an increase in deferred costs and other assets of $9.8 million.
Net cash provided by operations was $28.3 million for the three months ended March 31, 2020 as a result of a net loss of $5.9 million, adjusted by non-cash charges of $33.9 million and an increase of $0.3 million in our operating assets net of operating liabilities. The non-cash charges were primarily comprised of depreciation and amortization of $12.2 million, equity-based compensation of $11.3 million, and amortization of deferred commission costs of $5.4 million. The change in operating assets net of operating liabilities was primarily the result of an increase in unearned revenue of $14.0 million, partially offset by a decrease in accrued expenses and other liabilities of $10.0 million and an increase in deferred costs and other assets of $6.3 million.
Restructuring and transaction-related cash costs for the three months ended March 31, 2021 primarily related to the settlement of accrued accretion on the Pre-Acquisition ZI deferred consideration balance, which is not expected to recur. However, we may continue to make future acquisitions as part of our business strategy which may require the use of capital resources and drive additional future restructuring and transaction-related cash expenditures as well as integration and acquisition-related compensation cash costs. During the three months ended March 31, 2021, and 2020, we incurred the following cash expenditures:

	Three Months Ended March 31,
($ in millions)	2021	2020
Cash interest expense	$6.8	$23.3
Restructuring and transaction-related expenses paid in cash(a)	$1.1	$3.9
Integration costs and acquisition-related compensation paid in cash(b)	$1.3	$3.6
$6.8
(a)Represents cash payments directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the three months ended March 31, 2021, these payments related primarily to settlement of accrued accretion on the Pre-Acquisition ZI deferred consideration balance. For the three months ended March 31, 2020, these payments related primarily to professional fees for the preparation for an initial public offering.
(b)Represents cash payments directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the three months ended March 31, 2021, these payments related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI. For the three months ended March 31, 2020, these payments related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI.

Future demands on our capital resources associated with our debt facilities may also be impacted by changes in reference interest rates and the potential that we incur additional debt in order to fund additional acquisitions or for other corporate purposes. Future demands on our capital resources associated with transaction expenses and restructuring activities and integration costs and transaction-related compensation will be dependent on the frequency and magnitude of future acquisitions and restructuring and integration activities that we pursue. As part of our business strategy, we expect to continue to pursue acquisitions of, or investments in, complementary businesses from time to time; however, we cannot predict the magnitude or frequency of such acquisitions or investments.
Cash Flows from (used in) Investing Activities
Cash used in investing activities for the three months ended March 31, 2021 was $99.0 million, consisting of purchases of short-term investments of $103.6 million and purchases of property and equipment and other assets of $4.7 million, partially offset by maturities of short-term investments of $9.5 million.
Cash used in investing activities for the three months ended March 31, 2020 was $4.1 million, consisting of purchases of property and equipment and other assets.
As we continue to grow and invest in our business, we expect to continue to invest in property and equipment and opportunistically pursue acquisitions.
Cash Flows from (used in) Financing Activities
Cash used in financing activities for the three months ended March 31, 2021 was $33.8 million, consisting of payments on long-term debt of $356.4 million, tax distributions to equity partners of $10.8 million, and payments of deferred consideration of $9.2 million, partially offset by proceeds from debt of $350.0 million.
Cash used in financing activities for the three months ended March 31, 2020 was $2.6 million, primarily as a result of payments of deferred consideration of $24.0 million, payments to repurchase outstanding member equity of $5.5 million, distributions to equity partners of $5.0 million, and principal payments on long-term debt of $2.2 million, largely offset by proceeds from a draw down on our first lien revolving credit facility of $35.0 million.
Refer to Note 8 of our consolidated financial statements for additional information related to each of our borrowings.
Debt Obligations
As of March 31, 2021, the aggregate remaining balance of $400.0 million of first lien term loans is due, in its entirety, at the contractual maturity date of February 1, 2026. As of March 31, 2021, the aggregate remaining balance of $350.0 million of 3.875% Senior Notes is due, in its entirety, at the contractual maturity date of February 1, 2029. Interest on the Senior Notes is payable semi-annually in arrears beginning on August 1, 2021. The foregoing represent the only existing required future debt principal repayment obligations that will require future uses of the Company’s cash.
The first lien term debt has a variable interest rate whereby the Company can elect to use a Base Rate or the London Interbank Offer Rate (“LIBOR”) plus an applicable rate. The applicable rate is 2.00% for Base Rate loans or 3.00% for LIBOR Based Loans. The first lien revolving debt has a variable interest rate whereby the Company can elect to use a Base Rate or the London Interbank Offer Rate (“LIBOR”) plus an applicable rate. The applicable margin is 1.00% to 1.25% for Base Rate loans or 2.00% to 2.25% for LIBOR Based Loans, depending on the Company’s leverage. The effective interest rate on the first lien debt was 3.5% and 4.3% as of March 31, 2021 and December 31, 2020, respectively.
Our consolidated first lien net leverage ratio is defined in our first lien credit agreement, and the EBITDA used for that ratio (“Credit Agreement EBITDA”) differs from Adjusted EBITDA due to certain defined add-backs, including pro forma cost savings from synergies and cash generated from changes in unearned revenue; see table below for reconciliation. Credit Agreement EBITDA for the 12 months ended March 31, 2021 was $335.7 million. Our consolidated first lien net leverage ratio as of March 31, 2021 was 1.2x.

Trailing Twelve Months as of
(in millions)	March 31, 2021
Net income (loss)	$(64.4)
Benefit (expense) from income taxes	54.8
Interest expense, net	51.2
Loss on debt extinguishment	18.6
Depreciation	10.9
Amortization of acquired technology	24.4
Amortization of other acquired intangibles	18.9
EBITDA	114.5
Other (income) expense, net(a)	(15.5)
Impact of fair value adjustments to acquired unearned revenue(b)	1.9
Equity-based compensation expense	128.4
Restructuring and transaction related expenses(c)	14.0
Integration costs and acquisition-related expenses(d)	9.4
Adjusted EBITDA	252.6
Unearned revenue adjustment	83.3
Pro forma cost savings	—
Cash rent adjustment	1.0
Other lender adjustments	(1.1)
Credit Agreement EBITDA	$335.7
__________________
(a)Primarily represents revaluations on tax receivable agreement liability and foreign exchange remeasurement gains and losses.
(b)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(c)Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the trailing twelve months ended March 31, 2021, this expense related primarily to professional fees for the preparation for an initial public offering and deferred acquisition cost revaluations.
(d)Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the trailing twelve months ended March 31, 2021, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI. This expense is included in cost of service, sales and marketing expense, research and development expense, and general and administrative expense as follows:

Trailing Twelve Months as of
(in millions)	March 31, 2021
Cost of service	$0.8
Sales and marketing	3.0
Research and development	4.3
General and administrative	1.3
Total integration costs and acquisition-related compensation	$9.4

In addition, our credit agreement governing our first lien term loan contains restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. These restrictive covenants include, among others, limitations on our ability to pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, prepay, redeem, or repurchase certain debt, make acquisitions, investments, loans, and advances, or sell or otherwise dispose of assets. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt. The Company may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements governing our first lien term loan limit, but do not prohibit, the Company from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions will also not prevent the Company from incurring obligations that do not constitute “Indebtedness” as defined in the agreements governing our indebtedness.
Tax Receivable Agreements
We have entered into two tax receivable agreements. We entered into (i) the Exchange Tax Receivable Agreement with certain of our Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These tax receivable agreements provide for the payment by members of the ZoomInfo Tax Group to such Pre-IPO Owners and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the tax receivable agreements.
The Exchange Tax Receivable Agreement provides for the payment by members of the ZoomInfo Tax Group to certain Pre-IPO OpCo Unitholders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of (i) the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and (ii) increases in the ZoomInfo Tax Group’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the ZoomInfo Tax Group as a result of sales or exchanges of OpCo Units for shares of Class A common stock after the IPO, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement provides for the payment by ZoomInfo Technologies Inc. to Pre-IPO Blocker Holders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of the ZoomInfo Tax Group’s utilization of certain tax attributes of the Blocker Companies (including the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the Reorganization Transactions), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement. In each case, these increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the ZoomInfo Tax Group’s depreciation and amortization deductions and, therefore, may reduce the amount of tax that the ZoomInfo Tax Group would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. The ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustments upon exchanges of OpCo Units for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The payment obligations under the tax receivable agreements are an obligation of members of the ZoomInfo Tax group, but not of ZoomInfo OpCo. The ZoomInfo Tax Group expects to benefit from the remaining 15% of realized cash tax benefits.
For purposes of the tax receivable agreements, the realized cash tax benefits will be computed by comparing the actual income tax liability of the ZoomInfo Tax Group (calculated with certain assumptions) to the amount of such taxes that the ZoomInfo Tax Group would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of the ZoomInfo Tax Group as a result of exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had ZoomInfo Technologies Inc. not entered into the tax receivable agreements. The term of each tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless (i) ZoomInfo Technologies Inc. exercises its right to terminate one or both tax receivable agreements for an amount based on the agreed payments remaining to be made under the agreement, (ii) ZoomInfo Technologies Inc. breaches any of its material obligations under one or both tax receivable agreements in which case all obligations (including any additional interest due relating to any deferred payments) generally will be accelerated and due as if ZoomInfo Technologies Inc. had exercised its right to terminate the tax receivable agreements, or (iii) there is a change of control of ZoomInfo Technologies Inc., in which case the Pre-IPO Owners may elect to receive an amount based on the agreed payments remaining to be made under the agreement determined as described above in clause (i). Estimating the amount of payments that may be made under the tax receivable agreements is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The amount of existing tax basis and the anticipated tax basis adjustments, as well as the amount and timing of any payments under the tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount of tax attributes, and the amount and timing of our income.
We expect that as a result of the size of the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO, the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of the ZoomInfo Tax Group upon the exchange of OpCo Units for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that ZoomInfo Technologies Inc. may make under the tax receivable agreements will be substantial. We estimate the amount of existing tax basis with respect to which our Pre-IPO Owners will be entitled to receive payments under the tax receivable agreements (assuming all Pre-IPO OpCo Unitholders exchange their outstanding OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock on March 31, 2021) is approximately $320.5 million (assuming a price of $48.90 per share of Class A common stock, which is the last reported sale price of our Class A common stock on the Nasdaq on March 31, 2021). The payments under the tax receivable agreements are not conditioned upon continued ownership of us by the exchanging holders of OpCo Units. See Note 16 in our unaudited consolidated financial statements included in Part I, Item 1 of this Form 10-Q.
Contractual Obligations and Commitments
As of March 31, 2021, we had additional operating leases for office space that have not yet commenced with undiscounted future lease payments of $129.2 million. These operating leases will commence in the second quarter of fiscal year 2021.
Except as set forth above and in Note 11 - Commitments and Contingencies of the notes to our unaudited consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q, there have been no material changes outside of the ordinary course of business in the contractual obligations and commitments disclosed in our Annual Report on 10-K for the year ended December 31, 2020.
Off-Balance Sheet Arrangements
As of March 31, 2021, there were no “off-balance sheet arrangements,” as defined in Item 303(a)(4)(ii) of Regulation S-K.
Critical Accounting Policies and Estimates
Critical accounting policies and estimates are those accounting policies and estimates that are both the most important to the portrayal of our net assets and results of operations and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Critical accounting estimates are accounting estimates where the nature of the estimates are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.
There have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described under “Management's Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our 2020 Form 10-K.

JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Recently Issued Accounting Pronouncements
Refer to Note 2 - Basis of Presentation and Summary of Significant Accounting Policies of our consolidated financial statements included in Part I, Item 1 of this Form 10-Q regarding recently issued accounting pronouncements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We have operations in the United States and internationally, and we are exposed to market risk in the ordinary course of business.
Inflation
We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases and our inability or failure to do so could potentially harm our business, financial condition, and results of operations.
Interest Rate Risk
Our operating results are subject to market risk from interest rate fluctuations on our First Lien Term Loan, which bears a variable interest rate based on LIBOR. As of March 31, 2021, the total principal balance outstanding was $400.0 million. We have implemented a hedging strategy to mitigate the interest rate risk by entering into certain derivative instruments (refer to Note 8 of our consolidated financial statements included in Part I, Item 1 of this Form 10-Q). We have interest rate exposure with respect to $50.0 million of variable-rate debt through April of 2022, representing the nominal portion of the First Lien Term Loan that is not currently designated in a hedging relationship. Based on the outstanding balances and interest rates of our First Lien Term Loan as of March 31, 2021, a hypothetical 1% relative increase or decrease in our effective interest rate would cause a corresponding increase and decrease in interest expense of approximately $0.5 million and $0.1 million over the next 12 months.
Additionally, from time to time, we have dedesignated certain cash flow hedging relationships due to repricing of the terms and partial prepayment of the outstanding principal of our First Lien Term Loan since loan inception. As of March 31, 2021, $500.0 million of the notional amount of the interest rate cap contract and $100.0 million of the notional amount of one of the forward-starting interest rate swap contracts are not designated as accounting hedges. Future fair value adjustments on these dedesignated instruments are recorded in Interest expense, net in the Consolidated Statement of Operations. A hypothetical 1% relative increase or decrease in interest rates would cause a corresponding decrease and increase in interest expense of $6.7 million and $4.2 million, respectively, due to changes in the fair value of these instruments.
Foreign Currency Exchange Rate Risk
To date, our sales contracts have been denominated in U.S. dollars. We have one foreign entity established in Israel. The functional currency of this foreign subsidiary is the U.S. dollar. Monetary assets and liabilities of the foreign subsidiaries are re-measured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates, and revenue and expenses are re-measured at average exchange rates in effect during each reporting period. Foreign currency transaction gains and losses are recorded to non-operating income (loss). As the impact of foreign currency exchange rates has not been material to our historical results of operations, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.
Credit Risk
Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and trade and other receivables. We hold cash with reputable financial institutions that often exceed federally insured limits. We manage our credit risk by concentrating our cash deposits with high-quality financial institutions and periodically evaluating the credit quality of those institutions. The carrying value of cash approximates fair value. Our investment portfolio is comprised of highly rated securities with a weighted-average maturity of less than 12 months in accordance with our investment policy which seeks to preserve principal and maintain a high degree of liquidity.

ITEM 4. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of March 31, 2021 to provide reasonable assurance that information to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and such information is accumulated and communicated to management, including our principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding disclosure. Our disclosure controls and procedures were developed through a process in which our management applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of disclosure controls and procedures is based in part upon various assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
Remediation Efforts to Address the Previously Disclosed Material Weakness
We previously identified and disclosed in our Annual Report on Form 10-K for the year ended December 31, 2020 a material weakness in our internal control over financial reporting due to limited accounting department personnel capable of appropriately accounting for complex transactions undertaken by the company. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In response, our management has implemented the following remediation steps to address the previously disclosed material weakness:

•hired additional full-time accounting subject matter experts with appropriate levels of experience, with a focus on technical accounting and tax accounting;
•Reallocated responsibilities across the accounting organization to ensure that the appropriate level of knowledge and experience is applied based on risk and complexity of transactions and tasks under review;
•Redesigned and enhanced controls related to the quarterly processes around accounting for the TRA; and
•Engaged a professional consulting services firm to act as the company’s independent internal auditor specifically auditing SOX controls.
Based on the steps implemented, management concluded that we have remediated the previously disclosed material weakness as of March 31, 2021.

Changes in Internal Control Over Financial Reporting
During the quarter ended March 31, 2021, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting other than the actions taken to remediate the material weakness as set forth above.

Inherent Limitations on Effectiveness of Controls
Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS
For a description of certain legal and regulatory proceedings, please read “Legal Matters” in Note 11 (Commitments and Contingencies) to our unaudited consolidated financial statements included in Part I, Item 1 of this Form 10-Q, which is incorporated herein by reference.
ITEM 1A. RISK FACTORS
We are subject to various risks that could have a material adverse impact on our financial position, results of operations or cash flows. Although it is not possible to predict or identify all such risks and uncertainties, they may include, but are not limited to, the factors discussed under “Risk Factors” in Part I, Item 1A of our 2020 Form 10-K. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our financial position, results of operations or cash flows. There have been no material changes to the risk factors included in our 2020 Form 10-K.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES
None.

ITEM 4. MINE SAFETY DISCLOSURES
Not applicable.

ITEM 5. OTHER INFORMATION
None.

ITEM 6. EXHIBITS
Exhibits filed or furnished herewith are designated by a cross (+); all exhibits not so designated are incorporated by reference to a prior filing as indicated. Agreements included as exhibits are included only to provide information to investors regarding their terms. Agreements listed below may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them, and no such agreement should be relied upon as constituting or providing any factual disclosures about ZoomInfo Technologies Inc., any other persons, any state of affairs or other matters.

Exhibit Number	Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference
3.1	Amended and Restated Certificate of Incorporation of ZoomInfo Technologies Inc.	8-K filed June 8, 2020	001-39310	3.1
3.2	Amended and Restated Bylaws of ZoomInfo Technologies Inc.	8-K filed June 8, 2020	001-39310	3.2
4.1	Indenture, dated as of February 2, 2021, by and among ZoomInfo Technologies LLC, ZoomInfo Finance Corp., the guarantors named on the signature pages thereto and Wells Fargo, National Association, as trustee	8-K filed February 2, 2021	001-39310	4.1
4.2	Form of 3.875% Senior Note due 2029 (included in Exhibit 4.1)	8-K filed February 2, 2021	001-39310	4.2
10.1	Amendment No. 2 to First Lien Credit Agreement, dated February 2, 2021, by and among ZoomInfo, LLC (f/k/a DiscoverOrg, LLC), ZoomInfo Technologies LLC, ZoomInfo Midco LLC (f/k/a DiscoverOrg Midco, LLC), Morgan Stanley Bank, N.A., as the new term loan lender, the revolving credit lenders party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and L/C issuer	8-K filed February 2, 2021	001-39310	10.1
+10.2	Amendment No. 1 to the Fifth Amended and Restated Limited Liability Company Agreement of ZoomInfo Holdings LLC
+31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
+31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
+32.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
+101.INS	XBRL Instance Document
+101.SCH	XBRL Taxonomy Extension Schema Document
+101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
+101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
+101.LAB	XBRL Taxonomy Extension Label Linkbase Document
+101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
† Management contract or compensatory plan or arrangement.
* The certifications attached as Exhibit 32.1 that accompany this Quarterly Report on Form 10-Q are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of ZoomInfo Technologies Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Quarterly Report on Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOMINFO TECHNOLOGIES INC.

By:	/s/ P. Cameron Hyzer
Name: P. Cameron Hyzer Title: Chief Financial Officer
Date: May 03, 2021